

PALTALK, INC.

2023 Annual Report to Stockholders

    

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 10-K
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☒   ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2023

☐   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-38717
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PALTALK, INC.

(Exact name of registrant as specified in its charter)
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Delaware	20-3191847
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30 Jericho Executive Plaza Suite 400E Jericho, NY	11753
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 967-5120
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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	PALT	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None
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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, par value $0.001 per share, held by non-affiliates of the registrant, based on the closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $14,682,997.

As of March 11, 2024, the registrant had 9,222,157* shares of common stock outstanding.

*   *Excludes 641,963 shares of common stock that are held as treasury stock by Paltalk, Inc.*

DOCUMENTS INCORPORATED BY REFERENCE:

None.

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PALTALK, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless the context otherwise indicates, references to "Paltalk," "we," "our," "us" and the "Company" refer to Paltalk, Inc. and its subsidiaries on a consolidated basis.

Paltalk, our logo and other trademarks or service marks appearing in this report are the property of Paltalk, Inc. Trade names, trademarks and service marks of other companies appearing in this report are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names included in this report are without the ®, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Unless otherwise indicated, operational metrics such as those related to active users are based on internally-derived metrics for users across all platforms through which our applications are accessed.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K constitute "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on current expectations, estimates, forecasts and assumptions and are subject to risks and uncertainties. Words such as "anticipate," "assume," "began," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "target," "would" and variations of such words and similar expressions are intended to identify such forward-looking statements. All forward-looking statements speak only as of the date on which they are made. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

- our ability to effectively market and generate revenue from our applications;

- our ability to generate and maintain active users and to effectively monetize our user base;

- our ability to update our applications to respond to rapid technological changes;

- the intense competition in the industry in which our business operates and our ability to effectively compete with existing competitors and new market entrants;

- our ability to consummate favorable acquisitions and effectively integrate any companies or properties that we acquire;

- the impact of any economic recession and the overall inflationary environment on our results of operations and our business;

- the dependence of our applications on mobile platforms and operating systems that we do not control, including our heavy reliance on the platforms of Apple, Facebook and Google and their ability to discontinue, limit or restrict access to their platforms by us or our applications, change their terms and conditions or other policies or features (including restricting methods of collecting payments, sending notifications or placing advertisements), establish more favorable relationships with one or more of our competitors or develop applications or features that compete with our applications;

- our ability to develop, establish and maintain strong brands;

- our reliance on our executive officers and consultants;

- our ability to adapt or modify our applications for the international market and derive revenue therefrom;

- the ability of foreign governments to restrict access to our applications or impose new regulations;

- the reliance of our mobile applications on having a mobile data plan and/or Wi-Fi access to gain internet connectivity;

- the effect of security breaches, computer viruses and cybersecurity incidents;

- our reliance upon credit card processors and related merchant account approvals and the impact of chargeback liabilities that we may face from credit card processors;

- the possibility that our users or third parties may be physically or emotionally harmed following interaction with other users;

- our ability to obtain additional capital or financing when and if necessary, to execute our business plan, including through offerings of debt or equity or sale of any of our assets;

- the risk that we may face litigation resulting from the transmission of information through our applications;

- the effects of current and future government regulation, including tax laws and laws and regulations regarding the use of the internet, privacy, cybersecurity and protection of user data;

- the impact of any claim that we have infringed on intellectual property rights of others;

- our ability to protect our intellectual property rights;

- our ability to maintain effective internal controls over financial reporting;

- our ability to offset fees associated with the distribution platforms that host our applications;

- our reliance on internally derived data to accurately report user metrics and other measures of our performance;

- our ability to release new applications or improve upon or add features to existing applications on schedule or at all;

- our reliance on third-party investor relations firms to help create awareness of our Company and compliance by such third parties with regulatory requirements related to promotional reports; and

- our ability to attract and retain qualified employees and consultants.

For a more detailed discussion of these and other factors that may affect our business, see the discussion in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this report, except to the extent required by applicable securities laws.

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PART I

ITEM 1.   BUSINESS

Company Overview

We are a communications software innovator that powers multimedia social applications. Our product portfolio includes Paltalk, Camfrog and Tinychat, which together host a large collection of video-based communities. Our other products include ManyCam and Vumber. ManyCam is a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. Vumber is a telecommunications services provider that enables users to communicate privately by having multiple phone numbers with any area code through which calls can be forwarded to a user's existing telephone number. We have an over 20-year history of technology innovation and hold 8 patents.

We were incorporated under the laws of the State of Delaware in 2005. Our principal executive office is located at 30 Jericho Executive Plaza Suite 400E, Jericho, NY 11753.

Our Consumer Application Products

We operate a network of consumer applications that we believe create a unique social media enterprise where users can meet, see, chat, broadcast, play online card games and board games and message in real time in a secure environment with others in our network. The proprietary technology underlying our products allows us to operate thousands of simultaneous streams, including on mobile platforms, which support interactions on a one-on-one, one-to-many and many-to-many basis. Our consumer applications generate revenue principally from subscription fees, including virtual goods, and advertising arrangements.

We believe that the scale of our user base presents a competitive advantage in the video social networking industry and provides growth opportunities to advance our existing products with up-sell opportunities and build future brands with cross-sell offers. We also believe that our proprietary consumer app technology platform can scalably support large communities of users in activities such as video, voice and text chat, online card games and board games and provide robust user monetization tools.

Live Video Chat

We have three existing products in the video chat space: Paltalk, Camfrog and Tinychat. Our major revenue-generating live video chat products are Paltalk and Camfrog. Each product enables individuals to self-organize around topics and users with common affinities. Tinychat is web-based, enables adaptations of our video technology and does not require a download. It is primarily targeted for use in alternative markets and is focused on a younger demographic user base.

Paltalk and Camfrog are both available on Windows, Mac OS, iOS, Android and other tablet devices. Together, these products power a large collection of video-based communities, with proprietary technology to host thousands of simultaneous live group conversations on topics such as politics, financial markets, music and dating, among others. Our proprietary client server technology helps maintain high-quality video and audio, even as many users simultaneously watch a particular broadcaster. Paltalk and Camfrog both attract a demographically and geographically diverse user base, with users in over 180 different countries. Paltalk users are approximately one-third domestic and two-thirds international, and Camfrog users have an even larger international presence, with a particular concentration in Southeast Asia.

Live Streaming Software

In 2022, we acquired ManyCam, a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. The ManyCam software provides multiple camera feeds, backgrounds and effects while also enabling users to share presentations, spreadsheets and documents.

1

Telecommunications

We own and operate a small telecommunications services provider called Vumber that enables users to have multiple phone numbers in any area code through which calls can be forwarded to a user's existing cell phone or land line telephone number. Vumber serves both the retail and small business communities. Vumber not only allows individuals to communicate while protecting privacy, but also gives business professionals the ability to add a new business line with any chosen area code to their cell phones. Vumber also provides an in-depth data analytics platform that can track, record and analyze calls to gain new insights into one's business.

Product Payment Options

Our users have a variety of methods by which to purchase product subscriptions across all of our consumer applications. Users can pay by credit card, PayPal, Western Union, check, local e-wallet providers, or complete an in-app purchase through the Apple App Store or Google Play Store for Android users.

Apple generally retains up to 15% of the revenue that is generated from sales on our iPhone applications through in-app purchases in the United States. Google also generally retains up to 15% of the revenue that is generated from sales on Android applications via Google wallet through in-app purchases in the United States.

All of our credit card transactions are processed through various payment providers. Video chat users in certain international territories also have an option to purchase through local resellers. Local resellers prepay in bulk for services and debit the prepaid balance as one-time subscriptions and virtual gifts are sold to end users. Regardless of which payment method is utilized, users may access our products through any of the gateways we offer.

During fiscal year 2023, we engaged Cleverbridge, a growth engine for global technology companies, to, among other things, facilitate and authenticate payments in international geographic markets to reduce fraud and increase acceptance rates.

Company Business Strategy

Our continued growth depends on attracting new consumer application users through the introduction of new applications, features and partnerships and further penetration of our existing markets. Our principal growth strategy is to invest in the development of proprietary software, expand our sales and marketing efforts with respect to such software, and increase our consumer application user base through potential platform partnerships and new and existing advertising campaigns that we run through internet and mobile advertising networks, all while balancing the capital needs of the business.

Our strategy is to approach these opportunities in a measured way, being mindful of our resources and evaluating factors such as potential revenue, time to market and amount of capital needed to invest in the opportunity.

Acquiring and Investing in Complementary Technologies and Businesses

Our strategy also includes acquiring, or investing in technologies, solutions or business that complement our business and cross-selling them to additional synergistic businesses. In furtherance of this strategy, we have strategically added specialized employees and complementary companies, products and technologies to our existing business. In addition, we continue to explore strategic opportunities, including, but not limited to, potential mergers or acquisitions of other assets or entities that are synergistic to our business.

Enhance Existing Live Video Chat Applications

We continue to develop our existing live video chat applications by implementing programs and features that enhance our users' experience on our platforms. For example, in the fourth quarter of 2023, we launched the first version of our "Chat History," a feature that retains messages posted in chat rooms. When fully implemented, we expect to offer our users a searchable database that users can refer to for content.

In addition, we plan to continue leveraging our integration of the ManyCam product into Paltalk products through upselling initiatives and are developing a user-friendly version of ManyCam that will be optimized for both consumer and enterprise applications.

Our Paltalk platform's rewards loyalty program, "Paltalk Rewards Points", has 25 reward tiers such as specialty coins, subscriptions, stickers, flair, and other popular buttons. Additionally, a real-time asynchronous message board called the "Paltalk Feed" is available on our Paltalk platform, which grants users the ability to interact with the platform without a live video cam. The Paltalk Feed also allows our users to comment, add photos or videos and contribute to conversations around shared interests on a digital message board.

In 2022, we integrated Hive Automated Content Moderation Solutions into our Paltalk and Camfrog platforms, which reduces spam and objectionable content on our applications. More recently in 2023, we made certain updates to the ManyCam product, which now, and following the acquisition, we subsequently released software updates to provide users with greater ease of use, dark and light modes and enhanced overall rendering performance for high resolution users, as well as improved quality and performance with regard to virtual backgrounds.

Implementation of Enhanced Processors

As discussed above, during fiscal year 2023, we engaged Cleverbridge, a growth engine for global technology companies. Cleverbridge's robust suite of global payment and eCommerce capabilities has allowed us to optimize our international markets while minimizing risk and administrative work. We believe that this is an important aspect of our business strategy given that Paltalk and Camfrog both attract a demographically and geographically diverse user base, with users in over 180 different countries. Paltalk users are domestic and international, and Camfrog users have an even larger international presence, with a particular concentration in Southeast Asia. Beyond facilitating and authenticating payments, we believe Cleverbridge's chargeback prevention algorithms can help us with acceptance rates and reduce fraud.

Defend our Intellectual Property

We have a portfolio of 8 issued patents. We have successfully defended certain of our intellectual property in the past and have generated tens of millions of dollars in licensing fees for the use of our patents. We intend to continue defending our intellectual property rights.

Marketing Strategy

We invest in advertising and marketing primarily for the purpose of acquiring users for our consumer applications. We adapt our marketing expenditures and channels as we gather the data to analyze the success of our campaigns. We primarily advertise through internet and mobile advertising networks and run hundreds of campaigns at any given time, targeting various audiences of users, and focusing on campaigns that we believe will produce a positive return over the lifetime of new users. We also generate new sign-ups organically, as people find our sites and applications through brand recognition and word of mouth, search engines and product review websites.

During 2022, we engaged two marketing agencies to help us drive consumer engagement through the Paltalk and Camfrog applications, but we subsequently scaled back the marketing agencies' efforts during the fourth quarter of 2022 in response to the overall macro-economic environment. During 2023, we leveraged our in-house resources in an effort to further define and refine our renewal strategy and optimize cost per new customer acquisition.

Competition and Our Industry

Competition in our industry remains fierce. The market for consumer applications is extremely dynamic and is undergoing constant change. We believe this environment creates significant opportunities for us as well as our direct and indirect competitors. Our principal competitors are BIGO Live, Cisco Webex, Facebook Live, Google Meet, Discord, Instagram Live, Live.ly, Live.me, Microsoft Teams, Skype, Twitch, YouTube Live and Zoom.

Many of our competitors have substantially greater financial, managerial, technological and other resources than we do. In addition, there are relatively few barriers to entry into the consumer applications industry, and, as a result, any organization that has adequate financial resources and access to technical expertise and skilled personnel may become one of our competitors.

In order to compete effectively, we seek to offer software, services and applications that are differentiated from existing products, superior in quality and more appealing than those of our competitors. We believe that our applications compete favorably against those offered by our competitors due to their ability to scale, their cost-efficiency and their innovative technology. We also believe that we have the tools and expertise that may enable us to attract new users through Facebook and other sources at a lower cost per subscriber than certain of our traditional competitors.

Although we believe we have the capability to compete effectively in the consumer applications industry, our competitors may offer products, services and applications that we do not provide, and that may have more desirable features or may be offered at lower prices, and they may be able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers.

Governmental Regulations

We are subject to a number of U.S. federal and state laws and regulations that affect companies conducting business on the internet, many of which are still evolving and being litigated in the courts and could be interpreted in ways that could harm our business. These laws and regulations may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts, competition, wiretapping, biometrics, online tracking, protection of minors, consumer protection, taxation and online payment services. In particular, we are subject to federal and state laws regarding privacy and protection of user data, which are constantly evolving and can be subject to significant change. We are also subject to diverse and evolving laws and regulations in other countries in which we operate. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Because our applications are accessible worldwide and used by residents of some foreign countries, foreign jurisdictions may claim that we must comply with foreign laws, even in jurisdictions in which we have no local business entity, employees or infrastructure.

We are also subject to federal laws and regulations regarding online content, user privacy and electronic marketing, including The Communications Decency Act of 1996, as amended. The Children's Online Privacy Protection Act of 1998, as amended, The Video Privacy Protection Act of 1998 ("VPPA"), The Digital Millennium Copyright Act, The Electronic Communications Privacy Act of 1986, as amended, the USA PATRIOT Act of 2001, and the Controlling the Assault of Non-Solicited Pornography And Marketing ("CAN-SPAM") Act of 2003, among others. The Digital Millennium Copyright Act limits our liability as an online service provider for linking to or hosting third-party content that infringes copyrights. The Communications Decency Act provides statutory protections to online service providers like us who distribute third-party content. The VPPA restricts digital video providers from disclosing to third parties personally identifiable information that is tied to the titles of consumers' viewed videos. The Children's Online Privacy Protection Act restricts the ability of online service providers to collect personal information from children under 13. Congress, the Federal Trade Commission ("FTC") and many states have promulgated laws and regulations regarding email advertising, including the CAN-SPAM Act. Any changes in these laws or judicial interpretations narrowing the protections of these laws may subject us to increased risk, increased costs of compliance, and limits on the operation of certain parts of our business.

Growing public concern about privacy and the use of personal information may subject us to increased regulatory scrutiny. Regulation related to treatment of user data by online services is evolving as several U.S. state governments have recently adopted new, or modified existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. These state laws include, for example: the California Consumer Protection Act ("CCPA"), the California Privacy Rights Act ("CPRA"), the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Act Concerning Personal Data Privacy and Online Monitoring, the Utah Consumer Privacy Act, the Delaware Personal Data Privacy Act, the Indiana Consumer Data Protection Act, the Iowa Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Oregon Consumer Privacy Act, the Tennessee Information Protection Act, the Texas Data Privacy and Security Act, and the New York Stop Hacks and Improve Electronic Data Security ("SHIELD") Act.

The European Union implemented a privacy regulation called the Global Data Protection Regulation ("GDPR") that imposes additional regulatory scrutiny on our processing of personal data from in the European Economic Area, with possible financial consequences for noncompliance of up to 4% of our worldwide revenues.

In addition, virtually every U.S. state has passed laws requiring notification to users when there is a security breach resulting in unauthorized disclosure of certain types of personal information, many of which are modeled on California's Information Practices Act. There are a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection that could, if adopted, have an adverse effect on our business. We are unable to determine if and when such legislation may be adopted. Many other jurisdictions, including the European Union, have adopted breach notification and other data protection notification laws designed to inform users of unauthorized disclosure of personally identifiable information. The introduction of new privacy and data breach laws and the interpretation of existing privacy and data breach laws in the United States, Europe and other foreign jurisdictions is constantly evolving. There is a risk that new laws may be introduced or that existing laws may be applied in a way that would conflict our current data protection practices or prevent the transfer of data between countries in which we operate.

In addition, rising concern about the use of social networking technologies for illegal conduct may in the future produce legislation or other governmental action that could require changes to our applications or restrict or impose additional costs upon the conduct of our business. These regulatory and legislative developments, including excessive taxation, may prevent or significantly limit our ability to expand our business.

Furthermore, some of the video card games that we offer on our Paltalk application are based upon traditional casino games, such as poker and blackjack. We have structured and operate these games and features with gambling laws in mind and believe that these games and features do not constitute gambling. Our games are intended to be for entertainment purposes only and do not offer an opportunity to win earnings outside of the platform.

Employees

As of March 11, 2024, we had no part-time employees and 17 full-time employees. We believe that our future success depends, in part, on our continued ability to hire, assimilate and retain qualified personnel. We attract and retain employees by offering training, bonus opportunities, competitive salaries and a comprehensive benefits package.

Company Internet Site and Availability of SEC Filings

Our corporate website is located at *www.paltalk.com*. We make available on that site, as soon as reasonably practicable, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy statements, Current Reports on Form 8-K, other reports filed with or furnished to the Securities and Exchange Commission ("SEC"), as well as any amendments to those filings. Our SEC filings, as well as our Code of Conduct and other corporate governance documents, can be found in the Investor Relations section of our site and are available free of charge. Amendments to our Code of Conduct and any grant of a waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules will be disclosed on our website. Information on our website is not part of this Annual Report on Form 10-K. In addition, the SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Below is a summary of our risk factors with a more detailed discussion following. The risks below are those that we believe are the material risks that we currently face but are not the only risks facing us and our business. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected.

- The success of our consumer applications is principally dependent on our active users and our engagement with our user base.

- We operate in an intensely competitive industry and any failure to attract new users could diminish or suspend our development and possibly cease our operations.

- The online live video industry is characterized by rapid technological change and the development of enhancements and new applications, and if we fail to keep pace with technological developments or launch new applications, our business may be adversely affected.

- We may make or attempt to make acquisitions in the future, which could require significant management attention, disrupt our business, dilute our stockholders and seriously harm our business.

- Our business may be significantly affected by a change in the economy, including inflation and any resulting effect on consumer or business spending.

- Our mobile applications are substantially dependent on interaction with mobile platforms and operating systems that we do not control.

- Our business depends on developing, establishing and maintaining strong brands. If we are unable to maintain and enhance our brands, we may be unable to expand or retain our active user and paying subscriber bases.

- Our future success is dependent, in part, on the performance and continued service of our executive officers. Without their continued service, we may be forced to interrupt or eventually cease our operations.

- We plan to continue expanding our operations internationally and may be subject to increased business and economic risks that could seriously harm our business.

- Foreign governments restricting access to our applications could materially adversely impact our business.

- If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings, which could seriously harm our operating results.

- Our mobile applications rely on high-bandwidth data capabilities, which are subject to hardware, networks, regulations and standards that we do not control.

- Security breaches, computer viruses and cybersecurity incidents could harm our business, results of operations or financial condition.

- We have faced, and we expect that we will continue to face, chargeback liability when our credit card providers resolve chargebacks in favor of their customers. We cannot accurately anticipate the extent of these liabilities, and if not properly addressed, these liabilities could increase our operating expenses or preclude us from accepting certain credit cards as a method of payment, either of which would materially adversely affect our results of operations and financial condition.

- We face certain risks related to the physical and emotional safety of users and third parties.

- Our subscription metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

- Because we recognize revenue from subscriptions over the term of the subscription, the full impact of downturns or upturns in subscription sales may not be immediately reflected in our results of operations or financial condition.

- A portion of our revenue is dependent on third-party resellers, the efforts of which we do not control.

- Our business depends in large part upon the availability of cost-effective advertising space through a variety of media and keeping pace with trends in consumer behavior.

- Interruption, maintenance or failure of our programming code, servers or technological infrastructure could hurt our ability to effectively provide our applications, which could damage our reputation and harm our results of operations.

- We may be liable as a result of information retrieved from or transmitted over the internet.

- Changes in laws or regulations, including laws and regulations that impact the use of the internet, such as internet neutrality laws, or laws that relate to content provided over the internet or monitoring such content, could adversely affect our business, results of operations or financial condition.

- Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

- If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages or royalties and prevent us from offering our applications.

- If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

- If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

- Our common stock is historically thinly traded, stockholders may be unable to sell at or near ask prices or at all and the price of our common stock may be volatile.

- The ownership of our common stock is significantly concentrated in a small number of investors, some of whom are affiliated with our Board of Directors and management, which could prevent stockholders from having input on the course of our operations or otherwise lead to actual or potential conflicts of interest.

Risks Related to Our Business

The success of our consumer applications is principally dependent on our active users and our engagement with our user base.

On an annual basis the Company has millions of users; however, compared to the total number of users in any given period, only a small portion of our users are active users or purchasers of virtual gifts. We primarily generate revenue through the sale of subscriptions and virtual gifts to this small portion of users and secondarily generate revenue through paid advertisements. Accordingly, the success of our consumer applications is substantially dependent on our ability to convert our users into active users and to sell our users virtual gifts.

Users discontinue the use of our applications in the ordinary course of business, and to sustain our revenue levels, we must attract, retain and increase the number of users or more effectively monetize our existing users. Falling user retention, growth or engagement could also make our applications less attractive to advertisers, which could harm our business.

There are a number of factors that could negatively impact user retention, growth and engagement, including, among other things:

- users may adopt competing products instead of ours;

- we may fail to introduce new products and services or improve upon our existing applications, or those new products and services or improvements we introduce may be poorly received;

- our products may fail to operate effectively on mobile or other platforms;

- we may be unable to combat spam or other hostile or inappropriate usage on our products;

- there may be adverse changes in user sentiment about the quality or usefulness of our existing products;

- there may be concerns about the privacy implications, safety or security of our products;

- technical or other problems may frustrate the experience of our users, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

- we may fail to provide adequate service to our users;

- we or other companies in our industry may be the subject of adverse media reports or other negative publicity;

- we may not maintain our brand image or our reputation may be damaged; and

- we may be subject to denial of service or other attacks from hackers that result in service downtime.

To retain existing users, and particularly those users who are paying subscribers, we must devote significant resources so that our applications retain their interest. If we fail to grow or sustain the number of our users, or if the rates at which we attract and retain existing users declines or the rate at which users become paying subscribers declines, it could have a material adverse effect on our business, results of operations or financial condition.

We operate in an intensely competitive industry and any failure to attract new users could diminish or suspend our development and possibly cease our operations.

The industry in which we compete is highly competitive and has few barriers to entry. If we are unable to efficiently and effectively attract new users as a result of intense competition or a saturated market, we may not be able to continue the provision, development and enhancement of our consumer applications or become profitable on a consistent basis in the future.

Important factors affecting our ability to successfully compete include:

- the usefulness, novelty, performance, ease of use, and reliability of our consumer applications compared to our competitors;

- the timing and market acceptance of our consumer applications, including developments and enhancements of our competitors' consumer applications;

- our ability to effectively monetize our consumer applications and the availability of free or cheaper alternatives from our competitors;

- our ability to hire and retain talented employees, including technical employees, executives, and marketing experts;

- the success of our customer service and support efforts;

- our reputation and brand strength compared to our competitors;

- competition for acquiring users that could result in increased user acquisition costs;

- reliance upon the platforms through which our consumer applications are accessed and the platform owner's ability to control our activities on such platforms;

- the effectiveness of the marketing and advertisement of our services and consumer applications;

- our ability to maintain advertisers' interest in advertising through our consumer applications;

- our ability to innovate in the ever-changing consumer applications industry in which we operate;

- changes as a result of new legislation or regulation within the consumer applications industry; and

- acquisitions or consolidations within the consumer applications industry.

Many of our current and potential competitors offer similar services and have longer operating histories, significantly greater capital, financial, technical, marketing and other resources and larger user or subscriber bases than we do. These factors may allow our competitors to more quickly respond to new or emerging technologies and changes in client or consumer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing strategies that may allow them to build larger user bases consisting of greater numbers of paying users. Our competitors may develop applications and software that are equal or superior to our applications and software or that achieve greater market or industry acceptance. It is possible that a new application developed or offered by one of our competitors could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, creating a new approach to connecting people.

Certain entities that we do not directly compete with but that have large or dominant positions in one or more markets could use those positions to gain a competitive advantage against us by integrating competing video chat or social media platforms into products they control, such as search engines, web browsers or mobile device operating systems.

Costs for consumers to switch between products in the video chat industry are generally low, and consumers have a propensity to try new products to connect with new people. As a result, new entrants and business models are likely to continue to emerge in our industry. These activities could attract users and subscribers away from our applications and reduce our market share.

If we are unable to effectively compete, we may fail to obtain new users for our products or our users may discontinue the use of our products and we may lose active users, either of which would have a material adverse effect on our business, results of operations and financial condition.

The online live video industry is characterized by rapid technological change, including the development of enhancements and new applications, and if we fail to keep pace with technological developments or launch new applications, our business may be adversely affected.

The online live video industry is characterized by rapid change, and our future success is dependent upon our ability to adopt and innovate. To attract new users and increase revenues from existing users, we need to enhance, add new features to and improve our existing applications, introduce new applications in the future and where applicable, cross-market such applications. The success of any enhancements or new features and applications depends on several factors, including timely completion, introduction and market acceptance. Building a new brand or product is generally an iterative process that occurs over a meaningful period of time and involves considerable resources and expenditures, and we may expend significant time and resources developing and launching an application that may not result in revenues in the anticipated timeframe or at all or may not result in revenue growth that is sufficient to offset increased expenses. If we are unable to successfully develop enhancements, new features or new applications to meet user trends and preferences, our business and operating results could be adversely affected.

In addition, our applications are designed to operate on a variety of network, hardware and software platforms using internet tools and protocols and we need to continuously modify and enhance our applications to keep pace with technological changes. If we are unable to respond in a timely and cost-effective manner, our current and future applications may become less marketable and less competitive or even obsolete.

Our business may be significantly affected by a change in the economy, including inflation and any resulting effect on consumer or business spending.

Our business may be affected by changes in the economy generally, including as a result of pandemics, terrorist attacks, natural disasters or other events outside our control, and any resulting effect on spending by our customers. Furthermore, prolonged periods of inflation have affected, and may continue to affect, our ability to target new customers as well as keep existing customers engaged and may ultimately have a correlating effect on our users' discretionary spending. While some of our customers may consider our applications to be a cost-saving purchase, others may view a subscription to our applications as a discretionary purchase, and our customers may reduce their discretionary spending on our platform during an economic downturn. Moreover, while we continue to add paid users to our customer base, our user growth may continue to slow or decline as the impact of the highly inflationary environment, which makes products like ours more discretionary in nature.

In addition, increased inflation may result in increased operating costs (including labor and consulting costs), reduced liquidity, and limitations on our ability to access credit or otherwise raise debt and equity capital. In addition, the United States Federal Reserve has raised, and may continue to raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the prices of our subscriptions at or above the rate at which our costs increase, which could/would reduce our profit margins and have a material adverse effect on our financial results and liquidity. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

Our mobile applications are substantially dependent on interaction with mobile platforms and operating systems that we do not control.

A portion of our revenue, primarily our revenue from mobile platforms, is derived from the Apple iOS platform and the Google Android platform. Although we believe that we have a good relationship with Apple and Google, any deterioration in our relationship with either could materially harm our business, results of operations or financial condition.

We are subject to each of Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of our applications on their respective storefronts. Each of Apple and Google has broad discretion to change its standard terms and conditions. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple or Google. In addition, each of Apple and Google has the right to prohibit a developer from distributing applications on the storefront if the developer violates the standard terms and conditions. In the event that either Apple or Google ever determines that we are in violation of its standard terms and conditions and prohibits us from distributing our applications on its storefront, it could materially harm our business, results of operations or financial condition.

The number of people who access the internet through devices other than personal computers, including smart phones, cell phones and handheld tablets, has increased dramatically in the past several years and is projected to continue to increase. Accordingly, we are substantially dependent on interoperability with popular mobile platforms that we do not control, including the Apple App Store and the Google Play Store, and a portion of our revenue is derived from these two digital storefronts. There have been occasions in the past when these digital storefronts were unavailable for short periods of time or where there have been issues with the in-App purchasing functionality from the storefront. In the event that either the Apple App Store or the Google Play Store is unavailable or if in-App purchasing functionality from the storefront is non-operational for a prolonged period of time, it could have a material adverse effect on our business, results of operations or financial condition.

In addition, each of the Apple App Store and Google Play Store provides consumers with products that compete with ours. If either of these platforms give preferential treatment to competitive products, it could seriously harm the usage of our products on mobile devices.

Our business depends on developing, establishing and maintaining strong brands. If we are unable to maintain and enhance our brands, we may be unable to expand or retain our user and paying subscriber bases.

We believe that developing, establishing and maintaining awareness of our application brands is critical to our efforts to achieve widespread acceptance of our applications and is an important element to expanding our subscriber base. Successful promotion of our application brands will depend largely on the effectiveness of our advertising and marketing efforts and on our ability to provide reliable and useful applications at competitive prices. If users do not perceive our products to be of high quality, or if our products are not favorably received by users, the value of our brands could diminish, thereby decreasing the attractiveness of our software, services and applications to users. In addition, advertising and marketing activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brands.

If we fail to successfully promote and maintain our application brands or incur substantial expenses in unsuccessfully attempting to promote and maintain our brands, we may fail to attract enough new subscribers or retain our existing subscribers to the extent necessary to realize a sufficient return on our advertising and marketing activities, and it could have a material adverse effect on our business, results of operations or financial condition.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings, which could seriously harm our operating results.

We are required to test goodwill for impairment at least annually or more frequently if there are indicators that the carrying amount of the goodwill exceeds its carried value. As of December 31, 2023, we had recorded a total of $6.3 million of goodwill and $2.7 million of other intangible assets. An adverse change in domestic or global market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates made in connection with the impairment testing of goodwill or intangible assets, could result in a change to the estimation of fair value that could, in turn, result in an impairment charge to our goodwill or other intangible assets. If we divest or discontinue product categories or products that we previously acquired, or if the value of those parts of our business become impaired, we also may need to evaluate the carrying value of our goodwill. Any such material charges may have a negative impact on our operating results.

Our future success is dependent, in part, on the performance and continued service of our executive officers. Without their continued service, we may be forced to interrupt or eventually cease our operations.

We are dependent to a great extent upon the experience, abilities and continued service of Jason Katz, our Chief Executive Officer and Chairman of the Board of Directors, and Kara B. Jenny, our Chief Financial Officer and director. The loss of the services of these individuals would substantially affect our business or operations and could have a material adverse effect on our business, results of operations or financial condition.

Our subscription metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal Company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally.

Some of our demographic data may be incomplete or inaccurate. For example, because users self-report their dates of birth, our age-demographic data may differ from our users' actual ages. If our users provide us with incorrect or incomplete information regarding their age or other attributes, our estimates may prove inaccurate.

In addition, our business strategy is guided by data analytics that we compute internally based on data collection, data processing, cloud-based platforms, statistical projections and forecasting, mobile computing, social media analytics and other applications and technologies. We use these internally derived data analytics to guide decisions concerning the development and modification of features on our applications, monetization strategies for our applications and the development of new applications, among other things.

The inability to accurately derive our metrics or data analytics could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of our active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of subscribers to satisfy our growth strategies. If advertisers or investors do not perceive our subscription, geographic or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our subscription, geographic or other demographic metrics, our reputation may be seriously harmed. At the same time, advertisers may be less willing to allocate their budgets or resources to our products, which could seriously harm our business, results of operation or financial condition.

Because we recognize revenue from subscriptions over the term of the subscription, the full impact of downturns or upturns in subscription sales may not be immediately reflected in our results of operations or financial condition.

We recognize subscription revenue from customers monthly over the term of the subscription, and subscriptions are generally offered in one-, three-, six-, twelve- and twenty-four- month terms, depending on the particular product. As a result, much of the subscription revenue we report in each period is deferred revenue from subscription agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter will negatively affect our revenue in future quarters. In addition, we might not be able to immediately adjust our costs and expenses to reflect these reduced revenues. Accordingly, the effect of significant downturns in user acceptance of our applications may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to quickly increase our revenue through additional sales in any period, as revenue from new subscribers must be recognized over the term of the subscription. As a result, you should not rely on the amount of subscription revenue generated in prior quarters as an indication of future results.

We plan to continue expanding our operations internationally and may be subject to increased business and economic risks that could seriously harm our business.

Presently, we derive a significant portion of revenue from users located outside of the United States. In addition, we rely on outsourced development services from companies with consultants based in Russia, India and elsewhere. The invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization ("NATO") member states, and Russia. The United States, other NATO member states, as well as non-member states, have imposed sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the United States and other countries may, on a short term, disrupt, or in the future could disrupt, the consulting services provided by our third-party developers residing in Russia. This conflict may increase our costs with respect to any current or future planned development services in Russia or could result in negative publicity.

We may enter new international markets where we have limited or no experience in marketing, selling and deploying our products. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. As our international operations increase our operating results may become more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

- political, social, and economic instability;

- risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, free speech and unexpected changes in laws, regulatory requirements, and enforcement;

- potential damage to our brand and reputation due to compliance with local laws, including potential censorship and requirements to provide user information to local authorities;

- fluctuations in currency exchange rates;

- higher levels of credit risk and payment fraud;

- complying with multiple tax jurisdictions;

- reduced protection for intellectual-property rights in some countries;

- difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple international locations;

- regulations that might add difficulties in repatriating cash earned outside the United States and otherwise preventing us from freely moving cash;

- import and export restrictions and changes in trade regulation;

- complying with statutory equity requirements;

- complying with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;

- the impact of the United Kingdom's exit from the European Union; and

- export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control.

If we are unable to expand internationally and manage the complexity of our global operations successfully, our business could be seriously harmed.

A portion of our revenue is dependent on third-party resellers, the efforts of which we do not control.

We are dependent on the efforts of third parties who resell our subscriptions for a portion of our revenue. In particular, video chat users in certain international territories have an option to purchase subscriptions through local resellers. These local resellers prepay in bulk for services and debit the prepaid balance as one-time subscriptions and virtual gifts are sold to end users.

We do not control the efforts of these resellers. If they fail to market or sell our subscriptions successfully, merge or consolidate with other businesses, declare bankruptcy or depart from their respective industries, our business could be harmed. If we are unable to maintain or replace our contractual relationships with resellers, efficiently manage our relationships with them or establish new contractual relationships with other third parties, we may fail to retain subscribers or acquire potential new subscribers and may experience delays and increased costs in adding or replacing subscribers that were lost, any of which could materially affect our business, operating results and financial condition.

Foreign governments restricting access to our applications could materially adversely impact our business.

We have continued to focus on increasing the international presence of our applications by expanding the localized and translated versions for additional international countries that are culturally aligned with our products. Foreign data protection, privacy, consumer protection, content regulation, and other laws and regulations are often more restrictive than those in the United States. Foreign governments may censor our products in their countries, restrict access to our products from their countries entirely, or impose other restrictions that may affect their citizens' ability to access our products for an extended period of time or even indefinitely. Foreign governments may seek to restrict access to our products if they think we are violating their laws or for other reasons, which would give our competitors an opportunity to penetrate geographic markets that we cannot access. As a result, our ability to grow our international user base would be impaired, we may not be able to maintain or grow our revenue as anticipated and our business could be seriously harmed.

Our mobile applications rely on high-bandwidth data capabilities, which are subject to hardware, networks, regulations and standards that we do not control.

Our mobile applications require high-bandwidth data capabilities. If the costs of data usage increase or access to cellular networks is limited, our user growth and retention on mobile platforms may be seriously harmed. Additionally, to deliver high-quality video and other content over mobile cellular networks, our products must work well with a range of mobile technologies, systems, networks, regulations and standards that we do not control, and any changes to those mobile technologies, systems, networks, regulations or standards could impact the usability of our mobile applications, which would materially adversely affect our business, results of operations or financial condition.

Our business depends, in large part, upon the availability of cost-effective advertising space through a variety of media and keeping pace with trends in consumer behavior.

We depend upon the availability of advertising space through a variety of media, including third-party applications on platforms such as Facebook, to recruit new users and subscribers, generate activity from existing users and subscribers and direct traffic to our applications. Historically, we have had to increase our marketing expenditures in order to attract and retain users and sustain our growth. The availability of advertising space varies, and a shortage of advertising space in any particular media or on any particular platform, or the elimination of a particular medium on which we advertise, could limit our ability to generate new subscribers, generate activity from existing subscribers or direct traffic to our applications, any of which could have a material adverse effect on our business, results of operations and financial condition. In addition, evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as consumers communicate less via email and more via text messaging and other virtual means, the reach of email campaigns designed to attract new and repeat users (and retain current users) for our applications is adversely impacted. To continue to reach potential users and grow our business, we must devote more of our overall marketing expenditures to newer advertising channels, which may be unproven and undeveloped, and we may not be able to continue to manage and fine-tune our marketing efforts in response to these trends. Any future marketing efforts may be ineffective or inadequate to attract potential users or retain existing users.

Interruption, maintenance or failure of our programming code, servers or technological infrastructure could hurt our ability to effectively provide our applications, which could damage our reputation and harm our results of operations.

The availability of our applications depends on the continued operation of our programming code, databases, servers and technological infrastructure. Any damage to, or failure of, our systems could result in interruptions in service for our applications, which could damage our brands and have a material adverse effect on our business, results of operations or financial condition. Our systems are vulnerable to damage or interruption from terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities.

In addition, from time to time we experience limited periods of server downtime due to maintenance or enhancements. If our applications are unavailable during these periods of downtime or if our users are unable to access our applications within a reasonable amount of time, users may not return to our applications in the future, or at all. As our user base and the volume and types of information shared on our applications continues to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy our users' needs. It is possible that we may fail to effectively scale and grow our technology infrastructure to accommodate these increased demands. Any failure to support and scale our technology infrastructure could adversely impact the reputation of our brands and harm our results of operations.

Security breaches, computer viruses and cybersecurity incidents could harm our business, results of operations or financial condition.

We receive, process, store and transmit a significant amount of personal user and other confidential information, including credit card information, and enable our users to share their personal information with each other. In some cases, we retain third party vendors to store this information. We continuously develop and maintain systems to protect the security, integrity and confidentiality of this information, but cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If any such event were to occur, we may not be able to remedy the event, and we may have to expend significant capital and resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

Security breaches, computer malware and cybersecurity incidents have become more prevalent in our industry and may occur on our systems in the future. Although it is difficult to determine what, if any, harm may directly result from an interruption or attack, any security breach caused by hacking, including efforts to gain unauthorized access to our applications, servers or websites, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and results of operations. If a breach of our security (or the security of our vendors and partners) occurs, the perception of the effectiveness of our security measures and our reputation may be harmed, we could lose current and potential users and the recognition of our various brands and their competitive positions could be diminished, any or all of which could adversely affect our business, financial condition and results of operations.

Spammers may attempt to use our products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make our products less user friendly. We cannot be certain that the technologies that we have developed to repel spamming attacks will be able to eliminate all spam messages from our products. Our actions to combat spam may also require diversion of significant time and focus of our engineering team from improving our products. As a result of spamming activities, our users may use our products less or stop using them altogether, and result in continuing operational cost to us. Furthermore, the adoption of certain technologies, such as cloud computing, artificial intelligence and machine learning may increase the risks associated with cyber attacks.

Similarly, terror and other criminal groups may use our products to promote their goals and encourage users to engage in terror and other illegal activities. We expect that as more people use our products, these groups will increasingly seek to misuse our products. Although we invest resources to combat these activities, including by suspending or terminating accounts we believe are violating our Terms of Service, we expect these groups will continue to seek ways to act inappropriately and illegally on our products. Combating these groups requires our engineering team to divert significant time and focus from improving our products. In addition, we may not be able to control or stop our products from becoming the preferred application of use by these groups, which may become public knowledge and seriously harm our reputation or lead to lawsuits or attention from regulators. If these activities increase, our reputation, user growth and user engagement, and operational cost structure could be seriously harmed. Furthermore, many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. Such laws are inconsistent, and compliance in the event of a widespread data breach is costly.

We maintain a work-from-home policy for our employees. Remote work and remote access increase our vulnerability to cybersecurity attacks. We may see an increase in cyberattack volume, frequency and sophistication driven by the global enablement of remote workforces. We seek to detect and investigate unauthorized attempts and attacks against our network, products and services and to prevent their recurrence where practicable through changes to our internal processes and tools and changes or updates to our products and services; however, we remain potentially vulnerable to additional known or unknown threats. In some instances, we and the users of our applications can be unaware of an incident or its magnitude and effects. Moreover, globally there has been an increase in cybersecurity attacks since Russia invaded Ukraine. The risk of state-supported and geopolitical-related cyber-attacks may increase in connection with the war in Ukraine and any related political or economic responses and counter-responses. We may not discover all such incidents or activity or be able to respond or otherwise address them promptly, in sufficient respects or at all.

Our existing general liability insurance coverage and the coverage we carry for cyber-related liabilities may not continue to be available on acceptable terms or be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that are not covered or exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our business.

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We have faced, and we expect that we will continue to face, chargeback liability when our credit card providers resolve chargebacks in favor of their customers. We cannot accurately anticipate the extent of these liabilities, and if not properly addressed, these liabilities could increase our operating expenses or preclude us from accepting certain credit cards as a method of payment, either of which would materially adversely affect our results of operations and financial condition.

We depend on the ability to accept credit and debit card payments from our subscribers and our ability to maintain the good standing of our merchant account with our credit card providers to process subscription payments. In the event that one of our customers initiates a billing dispute and one of our credit card providers resolves the dispute in the customer's favor, the transaction is normally charged back to us and the purchase price is credited or otherwise refunded to the customer. In addition, under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature.

We have suffered losses and we expect that we will continue to suffer losses as a result of subscriptions placed with fraudulent credit card data, as well as users who chargeback their purchases. Any failure to adequately control fraudulent credit card transactions or keep our chargebacks under an acceptable threshold would result in significantly higher credit card-related costs and, therefore, materially increase our operating expenses.

We face certain risks related to the physical and emotional safety of users and third parties.

We cannot control our users' communications with each other or physical actions towards one another. There is a possibility that users or third parties could be physically or emotionally harmed following interaction with another user. We warn our users that we do not screen other users and, given our lack of physical presence, we do not take any action to ensure personal safety on a meeting between users or subscribers arranged following contact initiated via our applications or ensure personal safety of our users against self-harming following contact with other users initiated via our applications. If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on our applications or that of one of our competitors, any resulting negative publicity could materially and adversely affect us or the online video chat industry in general. Any such incident involving our applications could damage our reputation and our brand, which could have a material adverse effect on our business, results of operations or financial condition. In addition, the affected users or third parties could initiate legal action against us, which could divert management attention from operations, cause us to incur significant expenses, whether we are successful or not, and damage our reputation.

We may need additional capital to execute our business plan. If we do not obtain additional financing, it could have a material adverse effect on our business, results of operations or financial condition.

We might need to raise additional capital or financing through debt or equity offerings to support our expansion, marketing efforts and application development programs in the future. For instance, we might require additional capital or financing to:

- hire and retain talented employees, including technical employees, executives, and marketing experts;

- effectuate our long-term growth strategy and expand our application development programs; and

- market and advertise our applications to attract more paying subscribers.

We may be unable to obtain future capital or financing on favorable terms or at all. If we cannot obtain additional capital or financing, we may need to reduce, defer or cancel application development programs, planned initiatives, marketing or advertising expenses or costs and expenses. The failure to obtain necessary additional capital or financing on favorable terms, if at all, could have a material adverse effect on our business, results of operations or financial condition.

If the distribution of our products through application stores increases, we may incur additional fees from the developers of application stores.

As the user base of our consumer applications continues to shift to mobile solutions, we increasingly rely on the Apple iOS and Google Android platforms to distribute our products. While our products are free to download from these stores, we offer our users the opportunity to purchase paid memberships and certain premium features through our products. We determine the prices at which these memberships and features are sold and, in exchange for facilitating the purchase of these memberships and features through our products to users who download our products from these stores, we pay Apple or Google, as applicable, a share, which is currently up to 15% of the revenue we receive from these transactions. In the future, other distribution platforms that we utilize may charge us fees for the distribution of our applications. If the distribution of our products through application stores increases, the amount of fees that we must pay to the developers of these application stores will also increase. Unless we find a way to offset these fees, our business, financial condition and results of operations could be adversely affected.

We may make or attempt to make acquisitions in the future, which could require significant management attention, disrupt our business, dilute our stockholders and seriously harm our business.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products and technologies. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, advertisers or investors. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or use the acquired products, technology and personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any acquisition, any of which could negatively impact our business and financial condition. Issuing equity to finance any such acquisitions would also dilute our existing stockholders. Incurring debt would increase our fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may conduct a portion of our operations through informal relationships, partnerships, strategic alliances or joint ventures, and our failure to continue such relationships or resolve any material disagreements with these third parties could have a material adverse effect on the success of these operations, our financial condition and our results of operations.

We may conduct a portion of our operations through partnerships, strategic alliances or joint ventures and therefore we may depend on third parties for elements of these arrangements that are important to the success of the relationship, such as the development of features or technologies to be incorporated into our applications. The performance of these third-party obligations or the ability of third parties to meet their obligations under these arrangements would be outside of our control. If these third parties do not meet or satisfy their obligations under these arrangements, the performance and success of these arrangements, and their value to us, would be adversely affected. If our current or future partners are unable to meet their obligations, we may be forced to undertake the obligations ourselves and/or incur additional expenses in order to have some other party perform such obligations. In such cases we may also be required to seek legal enforcement of our rights, the outcome of which would be uncertain. If any of these events occur, they may adversely impact us, our financial performance and results of operations, and/or adversely impact our ability to enter into similar relationships in the future.

Strategic arrangements with third parties could involve risks not otherwise present when we directly manage our operations, including, for example:

- third parties may share certain approval rights over major decisions within the scope of the relationship;

- the possibility that these third parties might become insolvent or bankrupt;

- the possibility that we may incur liabilities as a result of an action taken by one of these third parties;

- these third parties may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; and

- disputes between us and these third parties may result in litigation or arbitration that would increase our expenses, delay or terminate projects and prevent our officers and directors from focusing their time and effort on our business.

Legal and Regulatory Risks

We may be liable as a result of information retrieved from or transmitted over the internet.

We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or under other legal theories relating to information that is published or made available on our websites or applications. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer messaging services on our applications and we send emails directly and through third parties to our users, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or personal information or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and, therefore, may be inadequate to protect us against them. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable. If any of these events occur, our revenue could be materially adversely affected or we could incur significant additional expense, and the market price of our securities may decline.

Changes in laws or regulations, including laws and regulations that impact the use of the internet, such as internet neutrality laws, or laws that relate to content provided over the internet or monitoring such content, could adversely affect our business, results of operations or financial condition.

The adoption of any laws or regulations that adversely affect the growth or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and increase our cost of doing business. In January 2018, the Federal Communications Commission (the "FCC") released an order that repealed the "open internet rules," often known as "net neutrality," which prohibited internet providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers like us. These rules also prohibited mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. The FCC order repealing the open internet rules went into effect in June 2018. In response to this decision, California and a number of states implemented their own net neutrality rules which largely mirrored the repealed federal regulations. The U.S. Department of Justice ("DOJ") has filed suit to bar implementation of these state laws and their application remains uncertain. On October 19, 2023, the FCC adopted a new proposal to reclassify broadband internet access service as common carrier services and reinstate net neutrality rules.

We cannot predict the outcome of similar litigation or whether the latest FCC proposal or state initiatives regulating providers will be adopted, modified, overturned, or vacated by other legal action, federal legislation, or the FCC, or the degree to which this repeal would adversely affect our business, if at all. The European Union similarly requires equal access to internet content. If the FCC, Congress, the European Union or courts modify these open internet rules, mobile providers may be able to limit our users' ability to access our applications or make our applications a less attractive alternative to our competitors' applications, which could materially adversely affect our business, results of operations and financial condition.

In addition, it is possible that a number of additional laws and regulations may be adopted or construed to apply to us, including gambling laws. Some of the video card games that we offer on our Paltalk application are based upon traditional casino games, such as poker and blackjack. We have structured and operate these games and features with gambling laws in mind and believe that these games and features do not constitute gambling. Our games are offered for entertainment purposes only and do not offer an opportunity to win real money. However, our video card games could in the future become subject to gambling-related laws and regulations and expose us to civil and criminal penalties. If were to become subject to such laws and regulations, we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of video card game services and impair our business.

Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. For example, the Inflation Reduction Act (the "IRA") was signed into law on August 16, 2022 and became effective on January 1, 2023. We do not currently expect that the IRA will have a material impact on our income tax liability. We are unable to predict what changes to the tax laws of the U.S. and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any significant increase in our future effective tax rate could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

If there are changes in laws or regulations regarding privacy and the protection of user data, or if we fail to comply with such laws or regulations, we may face claims brought against us by regulators or users that could adversely affect our business, results of operations or financial condition.

State, federal and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from and about our users. These laws can be particularly restrictive in certain states and in countries outside of the United States. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industries in which we operate.

The European Union has implemented a privacy regulation called the GDPR that imposes a high level of regulatory scrutiny on our business' processing of personal data from the European Economic Area, with possible financial consequences for noncompliance of up to 4% of our worldwide revenues.

The FTC regularly investigates and brings enforcement actions against companies that have used personally identifiable information in a deceptive or unfair manner or in violation of a posted privacy policy. If we are accused of violating the terms of our privacy policy, implementing unfair privacy practices or otherwise breaching data privacy laws, we may be forced to expend significant financial and managerial resources to defend against an action by the FTC, European Data Protection Authorities, or other state or federal enforcement agencies. Our user database holds the personal information of our users and subscribers residing in the United States and other countries, and we could be sued by those users if any of the information is misused or misappropriated.

Growing public concern about privacy and the use of personal information may subject us to increased regulatory scrutiny. Regulations related to treatment of user data by online services are evolving as several U.S. state governments have recently adopted new, or modified existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. These state laws include, for example: CCPA, the CPRA, which became effective on January 1, 2023, and expands upon the CCPA, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Act Concerning Personal Data Privacy and Online Monitoring, the Utah Consumer Privacy Act, the Delaware Personal Data Privacy Act, the Indiana Consumer Data Protection Act, the Iowa Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Oregon Consumer Privacy Act, the Tennessee Information Protection Act, the Texas Data Privacy and Security Act and the New York SHIELD Act. In addition, every U.S. state has passed laws requiring notification to users when there is a security breach resulting in unauthorized disclosure of certain types of personal information, many of which are modeled on California's Information Practices Act. There are a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning data protection that could, if adopted, have an adverse effect on our business. We are unable to determine if and when such legislation may be adopted.

Many other jurisdictions, including the European Union, have adopted breach notification and other data protection notification laws designed to inform users of unauthorized disclosure of personally identifiable information. The introduction of new privacy and data breach laws and the interpretation of existing privacy and data breach laws in the United States, Europe and other foreign jurisdictions is constantly evolving. There is a risk that new laws may be introduced or that existing laws may be applied in a way that would conflict our current data protection practices or prevent the transfer of data between countries in which we operate. Future laws and regulations with respect to the collection, compilation, use and publication of information and consumer privacy could result in limitations on our operations, increased compliance or litigation expense, adverse publicity or loss of revenue, any of which could have a material adverse effect on our business, financial condition and results of operations.

Any failure, or perceived failure, by us to comply with such laws and regulations, including FTC requirements or industry self-regulatory principles, could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. As a result of such a failure, or perceived failure, we may be subject to a claim or class-action lawsuit regarding our online services. The successful assertion of a claim against us, or a regulatory action against us, could result in significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. Any claims with respect to violation of privacy or misappropriation of user data brought against us may have a material adverse effect on our business, results of operations and financial condition.

It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could affect our ability to meet our users' needs.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

Historically, our defense of our intellectual property rights has been a significant aspect of our business and has meaningfully contributed to our results of operations. Accordingly, our success and ability to compete are often dependent upon the development of intellectual property for our applications.

We aim to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with all our employees, consultants, advisors and any third parties who access or contribute to our proprietary know-how, information, or technology. We also rely on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect our proprietary rights. We have filed various applications to protect aspects of our intellectual property, and we currently hold a number of issued patents. In the future we may acquire additional patents or patent portfolios, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business.

In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, others may offer products or concepts that are substantially similar to ours and compete with our business. If we are unable to protect our proprietary rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could seriously harm our business.

If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages or royalties and prevent us from offering our applications.

From time to time, third parties may claim that our applications infringe or violate their intellectual property rights. Any claims of infringement could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from using licensed technology that may be fundamental to our applications. Even if we were to prevail, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We maintain insurance to protect against intellectual property infringement claims and resulting litigation, but such insurance may not cover or may not be sufficient to cover all potential claims, liability or expenses. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be prevented from offering our applications unless we enter into royalty, license or other agreements. We may not be able to obtain such agreements at all or on terms acceptable to us, and as a result, we may be precluded from offering our applications and services.

Risks Related to Ownership of Our Common Stock

Our common stock is historically thinly traded, stockholders may be unable to sell at or near ask prices or at all and the price of our common stock may be volatile.

Historically, shares of our common stock were thinly traded on the OTCQB and have typically been thinly traded following our uplist to The Nasdaq Capital Market ("Nasdaq") in 2021, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on stock price.

However, during certain periods, we have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This may include coverage that is not attributable to statements made by the Company or our Board of Directors. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our common stock, which could cause stockholders to lose their investments.

The market prices and trading volume of our common stock have in the past experienced, and may continue to experience in the future, extreme volatility, which could cause purchasers of our common stock to incur substantial losses. We believe that the historical volatility and our historical market prices during such periods reflected market and trading dynamics unrelated to our underlying business, or macro or industry fundamentals, and we do not know if these dynamics will continue in the future.

Although our common stock is listed for trading on Nasdaq, a broader or more active public trading market for our common stock may not develop or be sustained, and the current trading level of our common stock may not be sustained. Due to these conditions, stockholders may be unable to sell their common stock at or near ask prices or at all if they desire to sell shares of common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock, especially in light of the macro-economic factors including rising inflation rates, increased interest rates, bank-specific and broader financial institution liquidity challenges, the Russia-Ukraine conflict and the Israel-Hamas conflict. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Because of the limited trading market for our common stock, and because of the possible price volatility, stockholders may not be able to sell their shares of common stock when you desire to do so. The inability to sell shares in a rapidly declining market may substantially increase the risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

The ownership of our common stock is significantly concentrated in a small number of investors, some of whom are affiliated with our Board of Directors and management, which could prevent stockholders from having input on the course of our operations or otherwise lead to actual or potential conflicts of interest.

As of March 11, 2024, Jason Katz, our Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and President, and our largest stockholder, The J. Crew Delaware Trust B, beneficially owned an aggregate of approximately 26.0% of our outstanding common stock. The J. Crew Delaware Trust B is a trust formed by Mr. Katz for the benefit of certain of his family members. Mr. Katz is not a beneficiary of the trust and does not hold voting or dispositive power over the shares held by the trust.

Mr. Katz, The J. Crew Delaware Trust B and others that have significant beneficial ownership of our common stock have substantial influence regarding matters submitted for stockholder approval, including proposals regarding:

- any merger, consolidation or sale of all or substantially all of our assets;

- the election of members of our Board of Directors; and

- any amendment to our Certificate of Incorporation, as amended (the "Certificate of Incorporation").

The current or increased ownership position of any of these stockholders and/or their respective affiliates could delay, deter or prevent a change of control or adversely affect the price that investors might be willing to pay in the future for our common stock. In addition, the interests of these stockholders and/or their respective affiliates may significantly differ from the interests of our other stockholders and they may vote the common stock they beneficially own in ways with which our other stockholders disagree.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and to effectively prevent fraud. Any inability to provide reliable financial reports or to prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires management to evaluate and assess the effectiveness of our internal control over financial reporting. In order to continue to comply with the requirements of the Sarbanes-Oxley Act, we are required to continuously evaluate and, where appropriate, enhance our policies, procedures and internal controls. We have in the past failed, and may in the future fail, to maintain the adequacy of our internal controls over financial reporting. Such failure could subject us to litigation or regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot provide any assurance that in the future we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management will conclude that our internal control over financial reporting is effective. If we fail to fully comply with the requirements of the Sarbanes-Oxley Act, our business may be harmed, and our stock price may decline.

Our results of operations are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of stockholders.

Our revenue and results of operations could vary significantly from period-to-period and year-to-year and may fail to match our past performance because of a variety of factors, many of which are outside of our control. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our results of operations include:

- changes in expectations as to our future financial performance;

- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or capital commitments;

- market acceptance of our new applications and enhancements to our existing applications;

- the amount of advertising and marketing that is available and spent on user acquisition campaigns;

- disruptions in the availability of our applications on third party platforms;

- actual or perceived violations of privacy obligations and compromises of subscriber data;

- the entrance of new competitors in our market whether by established companies or the entrance of new companies;

- additions or departures of key personnel and the cost of attracting and retaining application developers and other software engineers;

- general market conditions, including market volatility and the impact of inflation; and

- developments in connection with our current patent litigation or future patent litigation.

Given the rapidly evolving industry in which we operate, our historical results of operations may not be useful in predicting our future results of operations. In addition, metrics available from third parties regarding our industry and the performance of our applications may not be indicative of our future financial performance.

The issuance of shares upon the exercise of stock options and unvested shares of restricted common stock may cause immediate and substantial dilution to our existing stockholders.

As of December 31, 2023, we had approximately 550,164 shares of common stock that were issuable upon the exercise of vested outstanding stock options. The issuance of shares upon the exercise of these options may result in substantial dilution to the equity interest and voting power of holders of our common stock.

In the future, we may also issue additional shares of common stock or other securities convertible into or exchangeable for shares of common stock. Our Certificate of Incorporation currently authorizes us to issue up to 25,000,000 shares of common stock, of which 9,222,157 shares (excluding treasury shares) were outstanding as of December 31, 2023, and 10,000,000 shares of preferred stock with such designations, preferences and rights as determined by our Board of Directors, of which none were outstanding as of December 31, 2023. The issuance of additional shares of our common stock may substantially dilute the ownership interests of our existing stockholders. Furthermore, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, a stockholder might not receive any return on investment unless the stockholder sold its shares of common stock for a price greater than that for which the shares were purchased.

We do not anticipate that we will declare or pay any dividends on our common stock in the foreseeable future. Consequently, stockholders will only realize an economic gain on their investment in our common stock if the price appreciates. Stockholders should not purchase our common stock expecting to receive cash dividends. Because we currently do not pay dividends, and there may be limited trading in our common stock, stockholders may not have any manner to liquidate or receive any payment on their common stock. Therefore, our failure to pay dividends may cause stockholders to not see any return on their common stock even if we are successful in our business operations. In addition, because we do not pay dividends, we may have trouble raising additional funds which could affect our ability to expand our business operations.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent, or stockholder of our Company to the Company or the Company's stockholders, (iii) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or our Amended and Restated By-Laws, as amended, or (iv) action asserting a claim against the Company or any director, officer, employee, agent, or stockholder of the Company governed by the internal affairs doctrine. This exclusive forum provision applies to state and federal law claims, although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

In addition, our Amended and Restated Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States are, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions in our Certificate of Incorporation and Amended and Restated

Bylaws. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Investor relations activities, nominal "float" and supply and demand factors may affect the price of our common stock.

We have engaged an investor relations firm to create investor awareness for our Company. These campaigns may include non-deal road shows and personal, video and telephone conferences with investors and prospective investors in which our business and business practices are described. We provide compensation to our investor relations firm and may in the future provide compensation to additional investor relations firms or financial advisory firms, for these services, and pay for newsletters, websites, mailings and email campaigns that are produced by third parties based upon publicly available information concerning us. We do not intend to review or approve of the content of such analyst reports or other writings and communications that are based upon analysts' own research or methods. Investor relations firms are generally required to disclose when they are compensated for their efforts and the source of such compensation, but whether such disclosure is made or in compliance with applicable laws is not under our control. In addition, our investors may, from time to time, take steps to encourage investor awareness through similar activities that may be undertaken at the expense of such investors. Investor awareness activities may also be suspended or discontinued, which may impact the trading market of our common stock.

The SEC and the Financial Industry Regulatory Authority enforce various statutes and regulations intended to prevent manipulative or deceptive devices in connection with the purchase or sale of any security and carefully scrutinize trading patterns and company news and other communications for false or misleading information, particularly in cases where the hallmarks of "pump and dump" activities may exist, such as rapid share price increases or decreases. We and our stockholders may be subjected to enhanced regulatory scrutiny due to the fact that our affiliates hold a majority of our outstanding common stock and we have a limited number of shares of common stock that are publicly available for resale.

The Supreme Court of the United States has stated that manipulative action is a term of art connoting intentional or willful conduct designed to deceive or defraud investors by controlling or artificially affecting the price of securities. Often times, manipulation is associated by regulators with forces that upset the supply and demand factors that would normally determine trading prices. Securities regulators have often cited thinly-traded markets, small numbers of holders and awareness campaigns as components of their claims of price manipulation and other violations of law when combined with manipulative trading, such as wash sales, matched orders or other manipulative trading timed to coincide with false or touting press releases. Our activities or the activities of third parties, or the small number of potential sellers or small percentage of stock in our public float, or determinations by purchasers or holders as to when or under what circumstances or at what prices they may be willing to buy or sell stock, could artificially impact (or could be claimed by regulators to have affected) the normal supply and demand factors that determine the price of our common stock.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our securities.

Our common stock was approved for listing on Nasdaq under the symbol "PALT" and began trading on Nasdaq on August 3, 2021. However, our common stock may not continue to be listed on Nasdaq in the future. In order to maintain our listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. We may not be able to comply with the applicable listing standards, and Nasdaq could delist our common stock as a result.

If our common stock is delisted from Nasdaq, we may be unable to list our common stock on another national securities exchange. If our common stock is delisted by Nasdaq, our common stock would likely trade on the OTCQB where an investor may find it more difficult to sell our shares or obtain accurate quotations as to the market value of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

In support of our commitment to cybersecurity, we employ a comprehensive strategy which is intended to protect our digital infrastructure, which strategy is supported by both management and our Board of Directors. Our Board of Directors is responsible for overseeing our risk management activities in general, and certain of our Board committees assists the Board of Directors in the role of risk oversight. The full Board of Directors receives an update on the Company's risk management process and the risk trends related to cybersecurity at least annually.

At the management level, leading our efforts is a cybersecurity team that reports directly to our Senior Vice President. This team conducts manual and automated testing on our systems, with the goal of identifying vulnerabilities and proactively strengthening our defenses. We believe that embracing a multi-layered defense approach, will help us recognize and address the dynamic nature of cyber threats. By integrating diverse security measures, we aim to fortify our infrastructure against a spectrum of potential risks, adapting to the ever-evolving cybersecurity landscape.

Our cybersecurity team performs tests, encompassing vulnerability assessments, penetration testing, and threat simulations. The results derived from these assessments are prioritized and integrated into the workflow of our development and operations teams to ensure that identified vulnerabilities and insights gleaned from the tests are promptly addressed. We also have an established process led by our Senior Vice President governing our assessment, response and notifications internally and externally upon the occurrence of a cybersecurity incident. Depending on the nature and severity of an incident, this process provides for escalating notification to our Chief Executive Officer and the Board of Directors.

To enhance our defense mechanisms, we leverage third-party edge security tools. These tools play a crucial role in actively monitoring and mitigating potential threats to our sites and products, which we believe contributes to our security infrastructure. Our development teams also use proactive measures such as "Security as Code" to make sure that vulnerabilities are protected against at a deeper level, in addition to cloud-based security tools.

Recognizing the pivotal role of our personnel in cybersecurity, we also conduct proactive training sessions covering essential topics such as data handling practices and email phishing awareness. These initiatives are designed to empower our workforce to serve as a human firewall, augmenting our overall security posture. Additionally, we also think about data handling from a code and infrastructure level, incorporating encryption measures in transit and at rest to safeguard both internal and customer data. We further employ a proactive backup strategy, ensuring rapid system restoration in the event of disruptions. This measure minimizes downtime and underscores our commitment to business continuity and customer service reliability.

An integral part of our cybersecurity readiness is an annual external IT audit that evaluates various aspects of our cybersecurity framework. This measure ensures that our defenses align with industry best practices and facilitates continuous improvement. The results of this audit are reviewed by the audit committee of the Board of Directors, allowing such committee to assist in and make recommendations on our management's cybersecurity controls.

We face risks from cybersecurity threats that could have a material adverse effect on its business, financial condition, results of operations, cash flows or reputation. To date, we have not experienced any cyber incidents that have had an adverse material effect on our business, financial condition, results of operations, or cash flows. See "Risk Factors — Risks Related to Our Business — Security breaches, computer viruses and cybersecurity incidents could harm our business, results of operations or financial condition."

ITEM 2.   PROPERTIES

Our principal executive office is located at 30 Jericho Executive Plaza in Jericho, New York 11753. The lease for the 30 Jericho Executive Plaza office space expires on November 30, 2024. We currently do not own any real property.

ITEM 3.   LEGAL PROCEEDINGS

On July 23, 2021, a wholly owned subsidiary of the Company, Paltalk Holdings, Inc., filed a patent infringement lawsuit against WebEx Communications, Inc., Cisco WebEx LLC, and Cisco Systems, Inc. (collectively, "Cisco"), in the U.S. District Court for the Western District of Texas (the "Court"). The Company alleges that certain of Cisco's products have infringed U.S. Patent No. 6,683,858, and that the Company is entitled to damages.

A Markman hearing took place on February 24, 2022. On September 7, 2022, the United States Patent Office issued a reexamination of U.S. Patent No. 6,683,858, and on January 19, 2023, the Examiner issued an Ex Parte Reexamination Certificate, ending the reexamination and confirming the patentability of claims 1-10 of U.S. Patent No. 6,683,858. On June 29, 2023, the Court held a pretrial conference with the parties and denied Cisco's motion for summary judgment. The trial is expected to be held in April of 2024.

If the Company receives a jury verdict in its favor or receives settlement proceeds in connection with the foregoing litigation, the exact amount of such proceeds to be received by the Company will be determined based on a number of factors and will reflect the deduction of significant litigation-related expenses, including legal fees. Consequently, the Company will not receive the majority of any gross proceeds resulting from any potential verdict or settlement. For the foregoing reasons, we are unable to predict the outcome of this litigation and its ultimate cost.

To our knowledge, other than as described above, there are no material pending legal proceedings to which we are a party or of which any of our property is the subject.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on Nasdaq under the symbol "PALT."

Holders

As of March 11, 2024, there were approximately 52 holders of record of our common stock. This does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the year ended December 31, 2023 that were not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

The were no repurchases of our common stock during the three months ended December 31, 2023.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto included in "Item 8. Financial Statements and Supplementary Data."

Forward-Looking Statements

In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See "Forward-Looking Statements." Our results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

Overview

We are a communications software innovator that powers multimedia social applications. We operate a network of consumer applications that we believe create a unique social media enterprise where users can meet, see, chat, broadcast, play online card games and board games and message in real time in a secure environment with others in our network. Our consumer applications generate revenue principally from subscription fees and advertising arrangements.

Our product portfolio includes Paltalk, Camfrog and Tinychat, which together host a large collection of video-based communities. Our other products include ManyCam and Vumber. ManyCam is a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. Vumber is a telecommunications services provider that enables users to communicate privately by having multiple phone numbers with any area code through which calls can be forwarded to a user's existing telephone number. We have an over 20-year history of technology innovation and hold 8 patents.

We believe that the scale of our user base presents a competitive advantage in the video social networking industry and provides growth opportunities to advance our existing products with up-sell opportunities and build future brands with cross-sell offers. We also believe that our proprietary consumer app technology platform can scalably support large communities of users in activities such as video, voice and text chat, online card games and board games and provide robust user monetization tools.

Our continued growth depends on attracting new consumer application users through the introduction of new applications, features and partnerships and further penetration of our existing markets. Our principal growth strategy is to invest in the development of proprietary software, expand our sales and marketing efforts with respect to such software, and increase our consumer application user base through potential platform partnerships and new and existing advertising campaigns that we run through internet and mobile advertising networks, all while balancing the capital needs of the business. Our strategy also includes the acquisition of, or investment in, technologies, solutions or businesses that complement our business and cross-selling them to additional synergistic businesses.

Our strategy is to approach these opportunities in a measured way, being mindful of our resources and evaluating factors such as potential revenue, time to market and amount of capital needed to invest in the opportunity.

Recent Developments

Director Appointment

On October 9, 2023, our Board of Directors increased the size of the Board of Directors from five (5) directors to six (6) directors and filled the newly created vacancy by appointing Geoffrey Cook as a director of the Company, effective as of October 10, 2023. Mr. Cook was also appointed to serve as a member of the Nominating and Corporate Governance Committee of the Board of Directors and the Strategic Transactions Committee of the Board of Directors. We believe Mr. Cook is qualified to serve on our Board of Directors due to, among other things, his experience in the social media and consumer internet industries as well as his insights regarding corporate strategy and brand growth.

Impact of Macro-Economic Factors

Our results of operations have been and may continue to be negatively impacted by macro-economic factors, including the timing of economic recessions and/or recovery and the overall inflationary environment. Prolonged periods of inflation have affected, and may continue to affect, our ability to target new customers as well as keep existing customers engaged and may ultimately have a correlating effect on our users' discretionary spending. Additionally, the closures of certain banks in the first and second quarters of 2023 and their placement into receivership with the Federal Deposit Insurance Corporation created bank-specific and broader financial institution liquidity challenges and concerns. Future adverse developments with respect to specific financial institutions or the broader financial services industry may create additional market and economic uncertainty, which could affect our industry.

Under the provisions of the extension of the Coronavirus Aid, Relief, and Economic Security Act, we were eligible for a refundable employee retention tax credit (the "ERTC") subject to certain criteria. During the year ended December 31, 2023, we applied for the ERTC and recorded a receivable in the amount of $343,045, net of related costs, which was recognized in our consolidated statement of operations as other income. As of December 31, 2023, we received an aggregate of $294,833, which was recorded as a reduction of the receivable on our consolidated balance sheet.

Operational Highlights and Business Objectives

During the year ended December 31, 2023 we executed key components of our objectives:

- total revenue remained relatively unchanged at approximately $11 million for the years ended December 31, 2023 and 2022, primarily as a result of a decrease in revenue from Paltalk and Camfrog, offset by increased revenue from ManyCam and Vumber;

- net loss decreased by 68.7% to $1.1 million for the year ended December 31, 2023, compared to net loss of $3.4 million for the year ended December 31, 2022, as a result of reduced expenses and increased operating efficiencies;

- compared to the prior year period, cash flows used in operations decreased by $1.9 million to $1.1 million for the year ended December 31, 2023, mainly as result of a decrease in product development and marketing expense;

- we were cash flow positive for the third quarter ended September 30, 2023; and

- engaged Cleverbridge to facilitate our global payment processing capabilities in international geographic markets.

For the near term, our business objectives include:

- leveraging our integration of the ManyCam product into Paltalk product through upselling initiatives;

- further optimizing marketing spend to effectively realize a positive return on our investment;

- developing a user-friendly version of ManyCam that will be optimized for both consumer and enterprise applications;

- continuing to implement several enhancements to our live video chat applications as well as the integration of card and board games and other features focused on retention and monetization, which collectively are intended to increase user engagement and revenue opportunities;

- continuing to explore strategic opportunities, including, but not limited to, potential mergers or acquisitions of other assets or entities that are synergistic to our businesses;

- continuing to develop our consumer application platform strategy by seeking potential partnerships with large third-party communities to whom we could promote a co-branded version of our video chat products and potentially share in the incremental revenues generated by these partner communities; and

- continuing to defend our intellectual property.

Sources of Revenue

Our main sources of revenue are subscription revenue, which includes virtual gift revenue, and advertising revenue generated from users of our core video chat products, Paltalk and Camfrog. We also generate revenue from subscriptions for our ManyCam software product. We expect that the majority of our revenue in future periods will continue to be generated from our core video chat products.

Subscription Revenue

Our video chat platforms generate revenue primarily through subscription fees. Our tiers of subscriptions provide users with unlimited video windows and levels of status within the community. Multiple subscription tiers are offered in different durations depending on the product from one-, three-, six-, twelve-, and twenty-four-month terms, which continue to vary as we continue to test and optimize length and pricing. Longer-term plans (those with durations longer than one month) are generally available at discounted monthly rates. Levels of membership benefits are offered in tiers, with the least membership benefits in the lowest paid tier and the most membership benefits in the highest paid tier. Our membership tiers are "Plus," "Extreme," "VIP" and "Prime" for Paltalk and "Pro," "Extreme" and "Gold" for Camfrog. We also hold occasional promotions that offer discounted subscriptions and virtual gifts. Subscriptions for ManyCam are generally offered in annual and two-year terms, with exceptions made for enterprise sales.

We recognize revenue from monthly premium subscription services beginning in the month in which the subscriptions are originated. Revenues from multi-month (or annual) subscriptions are recognized on a gross and straight-line basis over the length of the subscription period. The unearned portion of subscription revenue is presented as deferred revenue in the accompanying consolidated balance sheets.

We also offer virtual gifts to our users through our Paltalk, Camfrog and TinyChat applications. Users may purchase credits that can be redeemed for a host of virtual gifts such as a rose, a beer, or a car, among other items. Virtual gift revenue is recognized upon the users' utilization of the virtual gift and included in subscription revenue. The unearned portion of virtual gifts revenue is presented as deferred revenue in the accompanying consolidated balance sheets.

Advertising Revenue

We generate a portion of our revenue through advertisements on our video platforms. Advertising revenue is dependent upon the volume of advertising impressions viewed by active users as well as the advertising inventory we place on our products. We recognize advertising revenue as earned on a click-through, impression, registration or subscription basis. Measurements of impressions include when a user clicks on an advertisement (CPC basis), views an advertisement impression (CPM basis), or registers for an external website via an advertisement by clicking on or through our application (CPA basis).

Costs and Expenses

Cost of revenue

Cost of revenue consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in data center and customer care functions, credit card processing fees, hosting fees, and data center rent and bandwidth costs. Cost of revenue also includes compensation and other employee-related costs for technical personnel, consultants and subcontracting costs relating to technology service revenue.

Sales and marketing expense

Sales and marketing expense consist primarily of advertising expenditures and compensation (including stock-based compensation) and other employee-related costs for personnel and consultants engaged in sales and sales support functions. Advertising and promotional spend includes online marketing, including fees paid to search engines, and offline marketing, which primarily consists of partner-related payments to those who direct traffic to our brands.

Product development expense

Product development expense, which relates to the development of technology of our applications, consists primarily of compensation (including stock-based compensation) and other employee-related and consultant-related costs that are not capitalized for personnel engaged in the design, testing and enhancement of service offerings as well as amortization of capitalized website development costs.

General and administrative expense

General and administrative expense consists primarily of compensation (including non-cash stock-based compensation) and other employee-related costs for personnel engaged in executive management, finance, legal, tax and human resources and facilities costs and fees for other professional services and cost of insurance. General and administrative expense also includes amortization of intangible assets.

Key Metrics

Our management relies on certain non-GAAP and/or unaudited performance indicators to manage and evaluate our business. The key performance indicators set forth below help us evaluate growth trends, establish budgets, measure the effectiveness of our advertising and marketing efforts and assess operational efficiencies. We also discuss net cash provided by operating activities under the "Liquidity and Capital Resources" section below. Adjusted EBITDA is discussed below.

	Year Ended December 31,	
	2023	**2022**
Net cash used in operating activities.	$ (1,079,671)	$ (2,956,724)
Net loss	$ (1,067,335)	$ (3,412,250)
Adjusted EBITDA.	$ (1,012,916)	$ (2,646,860)
Adjusted EBITDA as percentage of total revenue	(9.2)%	(24.1)%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as net (loss) income adjusted to exclude stock-based compensation expense, depreciation and amortization expenses, impairment loss on digital token, interest income, net, other (income) expense, net, and income tax (benefit) expense.

We present Adjusted EBITDA because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends, to develop short- and long-term operational plans and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the cash operating income generated by our business. We believe that Adjusted EBITDA is useful to investors and others to understand and evaluate our operating results, and it allows for a more meaningful comparison between our performance and that of competitors.

Limitations of Adjusted EBITDA

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA does not reflect: cash capital expenditures for assets underlying depreciation and amortization expense that may need to be replaced or for new capital expenditures; net loss from discontinued operations; interest income, net; other expense, net; income tax expense from continuing operations; our working capital requirements; the impairment loss on digital tokens; the potentially dilutive impact of stock-based compensation; and the provision for income taxes. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. The following table presents a reconciliation of net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA for each of the periods indicated:

| | Year Ended December 31, | |
	2023	2022
Reconciliation of Net Loss to Adjusted EBITDA:		
Net loss	$ (1,067,335)	$ (3,412,250)
Stock-based compensation expense	234,993	333,825
Depreciation and amortization expense	822,334	670,863
Impairment loss on digital tokens	—	7,262
Interest income, net	(639,611)	(74,895)
Other income, net	(343,045)	—
Income tax benefit	(20,252)	(171,665)
Adjusted EBITDA	$ (1,012,916)	$ (2,646,860)

Results of Operations

The following table sets forth consolidated statements of operations data for each of the periods indicated as a percentage of total revenue:

	Years Ended December 31,	
	2023	**2022**
Total revenue	100.0%	100.0%
Costs and expenses:		
Cost of revenue	29.5%	25.7%
Sales and marketing expense	8.0%	14.3%
Product development expense	44.3%	54.0%
General and administrative expense	37.0%	39.2%
Impairment loss on digital tokens	0.0%	0.1%
Total costs and expenses	118.8%	133.3%
Loss from operations	(18.8)%	(33.3)%
Interest income, net	5.8%	0.7%
Other income, net	3.1%	0.0%
Loss from operations before income tax benefit	(9.9)%	(32.6)%
Income tax benefit	0.2%	1.6%
Net loss	(9.7)%	(31.0)%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Total revenue remained relatively unchanged at $10,979,844 for the year ended December 31, 2023, compared to $10,989,545 for the year ended December 31, 2022. The change was primarily driven by a decrease in subscription revenue and virtual gift revenue from the Paltalk and Camfrog applications and was partially offset by revenue recognized from sales of the ManyCam product and Vumber.

The following table sets forth our subscription revenue, advertising revenue and total revenue for the year ended December 31, 2023, and the year ended December 31, 2022, the increase or decrease between those periods, the percentage increase or decrease between those periods, and the percentage of total revenue that each represented for those periods:

	Years Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)	% of Revenue Years Ended December 31,	
	2023	**2022**			**2023**	**2022**
Subscription revenue	$ 10,646,700	$ 10,662,691	$ (15,991)	(0.1)%	97.0%	97.0%
Advertising revenue	333,144	326,854	6,290	1.9%	3.0%	3.0%
Total revenues	$ 10,979,844	$ 10,989,545	$ (9,701)	(0.1)%	100.0%	100.0%

Subscription Revenue

Our subscription revenue for the year ended December 31, 2023 decreased by $15,991, or 0.1%, as compared to the year ended December 31, 2022. The decrease in subscription revenue was primarily driven by a decrease in new subscribers as well as a decrease in virtual gift revenue across the Paltalk and Camfrog applications. We attribute this decrease to the overall macro-economic environment that may limit a customer's access to discretionary spending. These decreases were partially offset by increased revenue from ManyCam as the revenue for the year ended December 31, 2023 represented revenue for twelve months, whereas the revenue for the year ended December 31, 2022, represented only six months of subscription revenue.

Advertising Revenue

Our advertising revenue for the year ended December 31, 2023 increased by $6,290, or 1.9%, as compared to the year ended December 31, 2022. The increase in advertising revenue was primarily due to an increase in the volume of advertising impressions related to changes in and the optimization of third-party advertising partners and partnering with a new facilitator in the market.

Costs and Expenses

Total costs and expenses for the year ended December 31, 2023 decreased by $1,598,268 or 10.9%, as compared to the year ended December 31, 2022. The following table presents our costs and expenses for the years ended December 31, 2023 and 2022, the increase or decrease between those periods and the percentage increase or decrease between those periods and the percentage of total revenue that each represented for those periods:

	Years Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)	% of Revenue Years Ended December 31,	
	2023	2022			2023	2022
Cost of revenue	$ 3,238,243	$ 2,823,570	$ 414,673	14.7%	29.5%	25.7%
Sales and marketing expense	878,657	1,571,275	(692,618)	(44.1)%	8.0%	14.3%
Product development expense.	4,860,607	5,934,433	(1,073,826)	(18.1)%	44.3%	54.0%
General and administrative expense . .	4,072,580	4,311,815	(239,235)	(5.5)%	37.0%	39.2%
Impairment loss on digital tokens. . . .	—	7,262	(7,262)	(100.0)%	0.0%	0.1%
Total costs and expenses	$ 13,050,087	$ 14,648,355	$ (1,598,268)	(10.9)%	118.8%	133.3%

Cost of revenue

Our cost of revenue for the year ended December 31, 2023 increased by $414,673, or 14.7%, as compared to the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily driven by an increase in costs related to hosting expenses of approximately $364,000, as well as costs related to the ManyCam product, which launched in June of 2022, of approximately $61,000.

Sales and marketing expense

Our sales and marketing expense for the year ended December 31, 2023 decreased by $692,618, or 44.1%, as compared to the year ended December 31, 2022. The decrease in sales and marketing expense for the year ended December 31, 2023 was primarily due to a decrease of approximately $459,000 in marketing user acquisition expenses, including agent fees compared to the prior year. During the year ended December 31, 2022, we focused on increasing user engagement spend through the efforts of our third-party marketing agencies, which we have subsequently scaled back. This resulted in a decrease of approximately $203,000 in other marketing and branding expenses, as well as a decrease in headcount costs of approximately $46,000 for the year ended December 31, 2023 compared to 2022.

Product development expense

Our product development expense for the year ended December 31, 2023 decreased by $1,073,826, or 18.1%, as compared to the year ended December 31, 2022. The decrease was primarily due to a decrease of approximately $825,000 related to software expenses. We accomplished this reduction by streamlining our offshore development efforts as well as reallocating in-house resources. In addition, headcount costs were reduced by approximately $83,000, dues and subscriptions decreased by approximately $74,000 and a decrease of approximately $69,000 in capitalized amortization software related to Paltalk.

General and administrative expense

Our general and administrative expense for the year ended December 31, 2023 decreased by $239,235, or 5.5%, as compared to the year ended December 31, 2022. The decrease in general and administrative expense for the year ended December 31, 2023, was mainly due to a decrease of professional fees of $299,000, as well as a decrease in headcount costs, including non-cash stock compensation expense, of approximately $206,000. This was offset by an increase in non-cash amortization of approximately $221,000 related to the acquisition of the ManyCam assets.

Impairment loss on digital tokens

We recorded a non-cash impairment loss on digital tokens of $7,262 for the year ended December 31, 2022 as a result of the decline in the quoted market prices of certain digital tokens below the market price of their acquisition. There was no such impairment loss for year ended December 31, 2023.

Non-Operating Income

The following table presents the components of non-operating income for the year ended December 31, 2023 and the year ended December 31, 2022, the increase between those periods and the percentage increase between those periods and the percentage of total revenue that each represented for those periods:

| | Years Ended December 31, | | $ Increase | % Increase | % of Revenue Years Ended December 31, | |
	2023	2022			2023	2022
Interest income, net	$ 639,611	$ 74,895	$ 564,716	754.0%	5.8%	0.7%
Other income, net	343,045	—	343,045	100.0%	3.1%	0.0%
Total non-operating income	$ 982,656	$ 74,895	$ 907,761	1,212.0%	8.9%	0.7%

Non-operating income for the year ended December 31, 2023 was $982,656, an increase of $907,761, or 1,212.0%, as compared to non-operating income of $74,895 for the year ended December 31, 2022. The increase in interest income was the result of interest earned in a high-yield bank account. The increase in other income was the result of recording the ERTC.

Liquidity and Capital Resources

| | Years Ended December 31, | |
	2023	2022
Consolidated Statements of Cash Flows Data:		
Net cash used in operating activities	$ (1,079,671)	$ (2,956,724)
Net cash used in investing activities	(85,000)	(2,942,279)
Net cash used in financing activities	(7,213)	(997,924)
Net change in cash and cash equivalents	$ (1,171,884)	$ (6,896,927)

Currently, our primary source of liquidity is cash on hand and cash flows from continuing operations, and we believe that our cash and cash equivalents balance and our expected cash flow from operations will be sufficient to meet all of our financial obligations for one year from the date these financial statements are issued. As of December 31, 2023, we had approximately $13.6 million of cash and cash equivalents.

Our use of working capital is related to product development resources and an investment in marketing activities in order to maintain and create new services and features in applications for our users. In particular, a significant portion of our working capital has been allocated to the improvement of our products. In addition, during the year ended December 31, 2023, we spent $7,213 in connection with our stock repurchase plan (the "Stock Repurchase Plan") as we purchased a total of 5,192 shares at an average share price of $1.39 per share. The Stock Repurchase Plan expired on March 29, 2023 pursuant to its terms and has not been renewed. In the future, we may continue to seek to grow our business by expending our capital resources to fund strategic acquisitions, investments and partnership opportunities.

Operating Activities

Net cash used in operating activities was $1,079,671 for the year ended December 31, 2023, as compared to net cash used in operating activities of $2,956,724 for the year ended December 31, 2022. The decrease in cash used in the period was primarily the result of the improvement in the net loss, which was attributed to a reduction in operating expenses as a result of streamlined operations.

Investing Activities

Net cash used in investing activities was $85,000 for the year ended December 31, 2023, as compared to net cash used in investing activities of $2,942,279 for the year ended December 31, 2022. The decrease in cash flows from investing activities resulted primarily from the ManyCam acquisition.

Financing Activities

Net cash used in financing activities was $7,213 for the year ended December 31, 2023, as compared to net cash used in financing activities of $997,924 for the year ended December 31, 2022. During fiscal 2022, the use of cash of $997,924 was attributed to the Company's repurchase of the Company's stock pursuant to its Stock Repurchase Plan. The Stock Repurchase Plan expired on March 29, 2023 pursuant to its terms and has not been renewed.

Contractual Obligations and Commitments

On June 7, 2016, we entered into a lease agreement with Jericho Executive Center LLC for office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on September 1, 2016 and ran through November 30, 2021. On April 9, 2021, we entered into a lease extension agreement with Jericho Executive Center LLC for the office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on December 1, 2021 and runs through November 30, 2024. Our monthly office rent payments under the lease are currently approximately $7,081 per month.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. Estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition.

During the year ended December 31, 2023, there were no critical accounting estimates made by management that would involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material effect impact on the financial statements condition or results of operations of the Company. During the year ended December 31, 2022, the most significant accounting estimate inherent in the preparation of the financial statements included the discount rates and weighted average costs of capital used in the fair value of the ManyCam intangible assets and in assigning their respective useful lives. These fair values and estimates were based on a number of factors, including a valuation from an independent third party.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Paltalk, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Paltalk, Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2016.

New York, NY
March 15, 2024

PALTALK, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents.	$ 13,568,049	14,739,933
Accounts receivable, net of allowances of $23,326 and $3,648 as of December 31, 2023 and 2022, respectively	92,704	122,297
Employee retention tax credit receivable, net	114,212	—
Prepaid expense and other current assets	990,634	543,199
Total current assets	14,765,599	15,405,429
Operating lease right-of-use asset	77,005	159,181
Goodwill	6,326,250	6,326,250
Intangible assets, net	2,704,477	3,526,811
Other assets	13,937	13,937
Total assets	$ 23,887,268	25,431,608
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 792,053	1,013,637
Accrued expenses and other current liabilities	226,120	225,193
Contingent consideration	—	85,000
Operating lease liabilities, current portion	77,005	82,176
Deferred subscription revenue	2,043,362	2,257,452
Total current liabilities	3,138,540	3,663,458
Operating lease liabilities, non-current portion	—	77,005
Deferred tax liability	614,041	716,903
Total liabilities	3,752,581	4,457,366
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, $0.001 par value, 25,000,000 shares authorized, 9,864,120 shares issued and 9,222,157 and 9,227,349 shares outstanding as of December 31, 2023 and 2022, respectively	9,864	9,864
Treasury stock, 641,963 and 636,771 shares repurchased as of December 31, 2023 and 2022, respectively	(1,199,337)	(1,192,124)
Additional paid-in capital	36,208,728	35,973,735
Accumulated deficit	(14,884,568)	(13,817,233)
Total stockholders' equity	20,134,687	20,974,242
Total liabilities and stockholders' equity	$ 23,887,268	25,431,608

The accompanying notes are an integral part of these consolidated financial statements.

PALTALK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2023	2022
Revenues		
Subscription revenue	$ 10,646,700	$ 10,662,691
Advertising revenue	333,144	326,854
Total revenue	10,979,844	10,989,545
Costs and expenses		
Costs of revenue	3,238,243	2,823,570
Sales and marketing expense	878,657	1,571,275
Product development expense	4,860,607	5,934,433
General and administrative expense	4,072,580	4,311,815
Impairment loss on digital tokens	—	7,262
Total costs and expenses	13,050,087	14,648,355
Loss from operations	(2,070,243)	(3,658,810)
Interest income, net	639,611	74,895
Other income, net	343,045	—
Loss from operations before income tax benefit	(1,087,587)	(3,583,915)
Income tax benefit	20,252	171,665
Net loss	$ (1,067,335)	(3,412,250)
Net loss per share of common stock:		
Basic	$ (0.12)	$ (0.35)
Diluted	$ (0.12)	$ (0.35)
Weighted average number of shares of common stock used in calculating net loss per share of common stock:		
Basic	9,222,206	9,638,567
Diluted	9,222,206	9,638,567

The accompanying notes are an integral part of these consolidated financial statements.

PALTALK, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Shares	Stock Amount	Treasury Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2021	9,864,120	$ 9,864	(31,963)	$ (194,200)	$ 35,639,910	$ (10,404,983)	$ 25,050,591
Stock-based compensation expense	—	—	—	—	333,825	—	333,825
Repurchases of common stock	—	—	(604,808)	(997,924)	—	—	(997,924)
Net loss	—	—	—	—	—	(3,412,250)	(3,412,250)
Balance at December 31, 2022	9,864,120	$ 9,864	(636,771)	$ (1,192,124)	$ 35,973,735	$ (13,817,233)	$ 20,974,242
Stock-based compensation expense	—	—	—	—	234,993	—	234,993
Repurchases of common stock	—	—	(5,192)	(7,213)	—	—	(7,213)
Net loss	—	—	—	—	—	(1,067,335)	(1,067,335)
Balance at December 31, 2023	9,864,120	9,864	(641,963)	(1,199,337)	36,208,728	(14,884,568)	20,134,687

The accompanying notes are an integral part of these consolidated financial statements.

PALTALK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2023	Years Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$ (1,067,335)	$ (3,412,250)
Adjustments to reconcile net loss from operations to net cash used in operating activities:		
Depreciation of property and equipment	—	69,599
Amortization of intangible assets	822,334	601,264
Amortization of operating lease right-of-use assets	82,176	80,310
Impairment loss on digital tokens	—	7,262
Income tax benefit	20,252	—
Deferred tax liability	(123,114)	(171,665)
Stock-based compensation	234,993	333,825
Bad debt expense	49,274	—
Changes in operating assets and liabilities:		
Accounts receivable, net	(19,681)	31,151
Operating lease liability	(82,176)	(80,310)
Employee retention tax credit receivable, net	(114,212)	—
Prepaid expense and other current assets	(447,435)	(303,941)
Accounts payable, accrued expenses and other current liabilities	(220,657)	(453,928)
Deferred subscription revenue	(214,090)	341,959
Net cash used in operating activities	**(1,079,671)**	**(2,956,724)**
Cash flows from investing activities:		
Acquisition of ManyCam assets	—	(2,700,000)
Acquisition related costs of ManyCam assets	—	(242,279)
Payment of contingent consideration	(85,000)	—
Net cash used in investing activities	**(85,000)**	**(2,942,279)**
Cash flows from financing activities:		
Purchase of treasury stock	(7,213)	(997,924)
Net cash used in financing activities	**(7,213)**	**(997,924)**
Net decrease in cash and cash equivalents	(1,171,884)	(6,896,927)
Balance of cash and cash equivalents at beginning of period	14,739,933	21,636,860
Balance of cash and cash equivalents at end of period	**$ 13,568,049**	**$ 14,739,933**
Supplemental disclosure of cash flow information:		
Non-cash investing and financing activities:		
Deferred tax liability associated with the acquisition of ManyCam assets	$ —	$ 904,253
Accrued contingent consideration	$ —	85,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

The accompanying consolidated financial statements include Paltalk, Inc. and its wholly owned subsidiaries, A.V.M. Software, Inc., Paltalk Software Inc., Paltalk Holdings, Inc., Tiny Acquisition Inc., Camshare, Inc., Fire Talk LLC, Vumber LLC and ManyCam ULC (collectively, the "Company").

The Company is a communications software innovator that powers multimedia social applications. The Company's product portfolio includes Paltalk, Camfrog and Tinychat, which together host a large collection of video-based communities. The Company's other products are ManyCam and Vumber. ManyCam is a live streaming software and virtual camera that allows users to deliver professional live videos on streaming platforms, video conferencing apps and distance learning tools. Vumber is a telecommunications services provider that enables users to communicate privately by having multiple phone numbers with any area code through which calls can be forwarded to a user's existing telephone number. The Company has an over 20-year history of technology innovation and holds 8 patents.

Impact of Macro-Economic Factors

The Company's results of operations have been and may continue to be negatively impacted by macro-economic factors, including the timing of economic recessions and/or recovery and the overall inflationary environment. Prolonged periods of inflation have affected, and may continue to affect, the Company's ability to target new customers as well as keep existing customers engaged and may ultimately have a correlating effect on its users' discretionary spending. Additionally, the closures of certain banks in 2023 and their placement into receivership with the Federal Deposit Insurance Corporation created bank-specific and broader financial institution liquidity challenges and concerns. Future adverse developments with respect to specific financial institutions or the broader financial services industry may create additional market and economic uncertainty, which could affect the Company's industry.

Employee Retention Tax Credit

Under the provisions of the extension of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), the Company was eligible for a refundable employee retention tax credit (the "ERTC") subject to certain criteria. During the year ended December 31, 2023, the Company applied for the ERTC and recorded a receivable in the amount of $343,045, net of related costs, which was recognized in the Company's condensed consolidated statement of operations as other income. As of December 31, 2023, the Company received an aggregate of $294,833, which was recorded as a reduction of the receivable on our condensed consolidated balance sheet.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and with the requirements of the Security and Exchange Commission ("SEC"). All intercompany balances and transactions have been eliminated upon consolidation.

Recent Accounting Standards

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*". ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures for publicly traded companies. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company in the annual period beginning January 1, 2025, though early adoption is permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2023-09 on its financial position, results of operations and cash flows.

2. Summary of Significant Accounting Policies (cont.)

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13 "Financial Instruments — Credit Losses (Topic 326)" and also issued subsequent amendments to the initial guidance under ASU 2018-19, ASU 2019-04 and ASU 2019-05 (collectively, "Topic 326"). Topic 326 requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This replaces the existing incurred loss model with an expected loss model and requires the use of forward-looking information to calculate credit loss estimates. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on the Company's financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

During the year ended December 31, 2023, there were no critical accounting estimates made by management that would have a material effect on the financial statements.

During the year ended December 31, 2022, the most significant accounting estimate inherent in the preparation of the financial statements included the discount rates and weighted average costs of capital used in the fair value of the ManyCam intangible assets and in assigning their respective useful lives. These fair values and estimates were based on a number of factors, including a valuation from an independent third party.

Revenue Recognition

In accordance with Accounting Standards and Codifications ("ASC") 606, *Revenue from Contracts with Customers*, revenue from contracts with customers is recognized when control of the promised services is transferred to the customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Sales tax is excluded from reported revenue. The Company has elected the practical expedient allowable by the guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Subscription Revenue

The Company generates subscription revenue primarily from monthly premium subscription services. Subscription revenues are presented net of refunds, credits, and known and estimated credit card chargebacks. During the years ended December 31, 2023 and 2022, subscriptions were offered in durations of one-, six- twelve- and twenty four-month terms. All subscription fees, however, are paid by credit card at the origination of the subscription regardless of the term of the subscription. Revenues from multi-month subscriptions are recognized on a straight-line basis over the period where the service is offered to the customer, indicated by length of the subscription term purchased. The unearned portion of subscription revenue is presented as deferred revenue in the accompanying consolidated balance sheets. Deferred revenue at December 31, 2022 was $2,257,452, which was subsequently recognized as subscription revenue during the year ended December 31, 2023. The ending balance of deferred revenue at December 31, 2023 was $2,043,362.

In addition, the Company offers virtual gifts to its users. Users may purchase credits in $5, $10 or $20 increments that can be redeemed for a host of virtual gifts such as a rose, a beer or a car, among other items. These gifts are given among users to enhance communication and are typically redeemed within 30 days of purchase. Upon purchase, the virtual gifts are credited to the users' account and are under the users' control. Virtual gift revenue is recognized upon the users' redemption of virtual gifts at the fixed transaction price and included in subscription revenue in the accompanying consolidated statements of operations. Virtual gift revenue is presented as deferred revenue in the

2. Summary of Significant Accounting Policies (cont.)

consolidated balance sheets until virtual gifts are redeemed. Virtual gift revenue was $4,522,461 and $4,550,864 for the years ended December 31, 2023 and 2022, respectively. The ending balance of deferred revenue from virtual gifts at December 31, 2023 and 2022 was $374,696 and $393,433, respectively.

Net (Loss) Income Per Share

Basic earnings and net (loss) income per share are computed by dividing the net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period as defined by ASC Topic 260, *Earnings Per Share*. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method). To the extent stock options are antidilutive, they are excluded from the calculation of diluted income per share.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. As part of its cash management process, the Company periodically reviews the relative credit standing of these banks. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company evaluates its goodwill for impairment in accordance with ASC 350, *Intangibles — Goodwill and Other (as amended by ASU 2017-04)*, by assessing qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company performs the quantitative goodwill impairment test, if, after assessing the totality of events or circumstances such as those described in paragraph ASC 350-20-35-3C(a) through (g), the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the total amount of goodwill related to the reporting unit.

The Company tests the recorded amount of goodwill for impairment on an annual basis on December 31 of each fiscal year or more frequently if there are indicators that the fair value of the goodwill exceeds its carrying amount. The Company has one reporting unit. The Company performed a qualitative assessment and concluded that no impairment existed as of December 31, 2023 and 2022.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income,

2. Summary of Significant Accounting Policies (cont.)

tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC No. 740, *Accounting for Income Taxes* ("ASC 740") on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of income. Accrued interest and penalties would be included on the related tax liability line in the accompanying consolidated balance sheets.

The Company's policy for global intangible low-taxed income is to treat, as a period cost, when incurred.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act was not applicable to the Company in the current year given that repurchases of stock were below the threshold required to be subject to taxation.

Intangible Assets

The Company's acquired amortizable intangible assets primarily consist of the ManyCam assets acquired in June 2022, which consist of internally developed software, intellectual property (trade names, trademarks and URLs) and subscriber relationships/ customer lists.

The Company's intangible assets represent definite lived intangible assets, which are being amortized on a straight-line basis over their estimated useful lives as follows:

Patents	20 years
Trade names, trademarks, product names, URLs	5 – 10 years
Internally developed software	5 – 7 years
Non-compete agreements	3 years
Subscriber/customer relationships	3 – 12 years

The Company reviews intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its

2. Summary of Significant Accounting Policies (cont.)

carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. No impairments were recorded on intangible assets as no impairment indicators were noted for the periods presented in these consolidated financial statements.

3. Intangible Assets, Net

Intangible assets, net consisted of the following for the periods presented:

	December 31,					
	2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents...................	$ 50,000	$ (36,250)	$ 13,750	$ 50,000	$ (33,750)	$ 16,250
Trade names, trademarks, product names, URLs......	1,022,425	(644,390)	378,035	1,022,425	(562,114)	460,311
Internally developed software..	4,180,005	(2,478,408)	1,701,597	4,180,005	(2,165,550)	2,014,455
Subscriber/customer relationships	3,553,102	(2,942,007)	611,095	3,553,102	(2,517,307)	1,035,795
Total intangible assets........	$ 8,805,532	$ (6,101,055)	$ 2,704,477	$ 8,805,532	$ (5,278,721)	$ 3,526,811

During the year ended December 31, 2023, in connection with the previously acquired ManyCam assets and pursuant to the securities purchase agreement related to such asset acquisition, the Company made an earn-out payment of $85,000 because the sales of the ManyCam software, less chargebacks and refunds, in the six-month period following the closing of the acquisition exceeded $600,000 but were less than $700,000.

Amortization expense for the years ended December 31, 2023 and 2022 was $822,334 and $601,264, respectively. The aggregate amortization expense for each of the next five years and thereafter is estimated to be $821,687 in 2024, $568,529 in 2025, $382,133 in 2026, $382,133 in 2027, $382,133 in 2028, and $167,862 thereafter.

4. Income Taxes

The Organization for Economic Co-operation and Development (OECD) Pillar Two Model Rules are intended to apply for tax years beginning in 2024. The Pillar Two Model Rules establishes a global minimum tax of 15% for multinational companies with consolidated revenue above €750 million. Many foreign jurisdictions have adopted the Pillar Two Model Rules and other foreign jurisdictions are in the process of enacting legislation to adopt it. The Company does not expect to be impacted by the Pillar Two Model Rules as it will not meet the consolidated revenue threshold in the near term.

The components of loss before income tax benefit are as follows:

	December 31,	
	2023	2022
Domestic Operations...	$ (498,673)	$ (2,683,143)
Foreign Operations	(588,914)	(900,772)
	$ (1,087,587)	$ (3,583,915)

4. Income Taxes (cont.)

The Company's benefit for income taxes is comprised of the following:

	December 31,	
	2023	**2022**
Current		
Federal.	$ —	$ —
State and local.	6,579	15,685
Foreign	76,031	—
Total Current.	**82,610**	**15,685**
Deferred		
Federal.	—	—
State and local.	—	—
Foreign	(102,862)	(187,350)
Change in Valuation Allowance	—	—
Total Deferred	**(102,862)**	**(187,350)**
Total Benefit	**$ (20,252)**	**$ (171,665)**

The Company's effective tax rate differs from the U.S. federal statutory income tax rate of 21^3% for 2023 and 2022 as follows:

	2023	**2022**
Income tax benefit at federal statutory rate	21.0%	21.0%
Permanent Differences	—%	—%
State and local taxes	(1.8)%	(0.7)%
Valuation allowance	(10.5)%	(7.6)%
Deferred tax adjustment	(1.9)%	—%
Share based compensation	(6.4)%	(7.8)%
Foreign Income Tax Rate Differential.	1.1%	0.5%
Other	0.5%	(0.6)%
Effective tax rate	2.0%	4.8%

4. Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

| | December 31, | |
	2023	2022
Deferred Tax Assets:		
U.S. federal and state net operating losses	$ 2,939,449	$ 3,436,822
Foreign net operating losses	—	103,375
Share-based compensation	480,773	511,603
Amortization of intangible assets	429,651	583,727
Rent	17,291	36,413
Capitalized IRC §174 costs	1,972,960	1,134,472
Tax credits	62,969	62,969
Other	285,245	257,473
Subtotal	6,188,338	6,126,854
Less Valuation Allowance:	(6,099,163)	(5,984,591)
Total Deferred Tax Assets	**89,175**	**142,263**
Deferred Tax Liabilities:		
Amortization of intangible assets	(615,452)	(820,279)
Property and equipment	(12,850)	(31,262)
Other	(74,914)	(7,625)
Total Deferred Tax Liabilities	**(703,216)**	**(859,166)**
Net Deferred Tax Liability	**$ (614,041)**	**$ (716,903)**

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. A significant piece of objective negative evidence evaluated was cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. Based on the weight of available evidence, the Company determined that its U.S. deferred tax assets are not realizable on a more-likely-than-not basis and has recorded a valuation allowance against its net U.S. deferred tax assets. The Company's valuation allowance increased by $114,572 during 2023. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

As of December 31, 2023, the Company has U.S. federal net operating loss carryforwards of approximately $12.8 million, of which $10.4 million continue to be subject to a severe annual limitation under Section 382. Approximately $1.3 million of the $2.4 million not subject to limitation under Section 382 may be used to offset 100% of future taxable income but expire in 2036-2037, if not utilized. The remaining $1.1 million not subject to limitation under Section 382 may be used to offset 80% of future taxable income and can be carried forward indefinitely.

The Company applies the applicable authoritative guidance which prescribes a comprehensive model for the manner in which a company should recognize, measure, present and disclose in its financial statements all material uncertain tax positions that the Company has taken or expects to take on a tax return. As of December 31, 2023, the Company

4. Income Taxes (cont.)

has no uncertain tax positions. As such, there are no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months from December 31, 2023.

The open tax years for the federal income tax return are 2020 through 2023. The state income tax returns have varying statutes of limitations. The open tax years relating to any of the Company's federal and state net operating losses begin in 2020.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following for the periods presented:

	December 31,	
	2023	**2022**
Compensation, benefits and payroll taxes	$ 91,250	$ 114,000
Other accrued expenses	134,870	111,193
Total accrued expenses and other current liabilities	$ 226,120	$ 225,193

6. Stockholders' Equity

The Paltalk, Inc. Amended and Restated 2011 Long-Term Incentive Plan (the "2011 Plan") was terminated as to future awards on May 16, 2016. A total of 121,930 shares of the Company's common stock may be issued pursuant to outstanding options awarded under the 2011 Plan; however, no additional awards may be granted under such plan. The Paltalk, Inc. 2016 Long-Term Incentive Plan (the "2016 Plan") was adopted by the Company's stockholders on May 16, 2016 and permits the Company to award stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other stock-based awards and cash-based incentive awards to its employees (including an employee who is also a director or officer under certain circumstances), non-employee directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards under the 2016 Plan is 1,300,000 shares, 100% of which may be issued pursuant to incentive stock options. In addition, the maximum number of shares of common stock that may be issued under the 2016 Plan may be increased by an indeterminate number of shares of common stock underlying outstanding awards issued under the 2011 Plan that are forfeited, expired, cancelled, or settled in cash. As of December 31, 2023, there were 665,335 shares available for future issuance under the 2016 Plan.

Stock Options

The following table summarizes the assumptions used in the Black-Scholes pricing model to estimate the fair value of the options granted during the years ended:

	December 31,	
	2023	**2022**
Expected volatility	155 – 161%	173 – 182%
Expected life of option	5.2 – 6.2	5.2 – 6.2
Risk free interest rate	4.26%	2.53%
Expected dividend yield	0.0%	0.0%

The expected life of the options is the period of time over which employees and non-employees are expected to hold their options prior to exercise. The expected life of options has been determined using the "simplified" method as prescribed by Staff Accounting Bulletin 110, which uses the midpoint between the vesting date and the end of the contractual term. The volatility of the Company's common stock is calculated using the Company's historical volatilities beginning at the grant date and going back for a period of time equal to the expected life of the award.

6. Stockholders' Equity (cont.)

The Company estimates potential forfeitures of stock awards and adjusts recorded stock-based compensation expense accordingly. The Company estimates pre-vesting forfeitures primarily based on the Company's historical experience and is adjusted to reflect actual forfeitures as the stock-based awards vest.

The following tables summarize stock option activity during the year ended December 31, 2023:

	Number of Options		Weighted Average Exercise Price
Outstanding at January 1, 2023.	622,074	$	3.71
Granted	149,000	$	1.89
Exercised during period	—		—
Forfeited or canceled, during the period	(26,270)	$	1.77
Expired, during the period.	(3,990)	$	21.60
Outstanding at December 31, 2023.	740,814	$	3.32
Exercisable at December 31, 2023	550,164	$	3.72

At December 31, 2023, there was $338,194 of total unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 2.94 years.

On December 31, 2023, the aggregate intrinsic value of stock options that were outstanding and exercisable was $136,971 and $79,371, respectively. On December 31, 2022, the aggregate intrinsic value of stock options that were outstanding and exercisable was $9,360. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the fair value of such awards as of the period-end date.

During the year ended December 31, 2023, the Company granted stock options to members of the Board of Directors (other than Mr. Cook) to purchase an aggregate of 24,000 shares of common stock at an exercise price of $1.94 per share. The stock options vest in four equal quarterly installments on the last day of each calendar quarter in 2023 and have a term of ten years. In addition to the foregoing, the Company granted a stock option to Mr. Cook to purchase an aggregate of 100,000 shares of common stock at an exercise price of $1.86. The stock option vests in four equal annual installments beginning on the first anniversary of the date of the grant and has a term of ten years. During the year ended December 31, 2023, the Company also granted options to employees to purchase an aggregate of 25,000 shares of common stock. These options have a vesting date ranging between the grant date and up to four years, have a term of ten years and have an exercise price of $1.94.

The aggregate fair value for the options granted during the years ended December 31, 2023 and 2022 was $268,200 and $636,957, respectively.

Stock-based compensation expense for the Company's stock options included in the consolidated statements of operations was as follows:

	Years Ended December 31,			
	2023		2022	
Cost of revenue	$	11,750	$	19,500
Sales and marketing expense		2,004		2,056
Product development expense.		29,946		24,748
General and administrative expense		191,293		287,521
Total stock-based compensation expense	$	234,993	$	333,825

6. Stockholders' Equity (cont.)

Treasury Shares

The Board of Directors approved a stock repurchase plan for up to $1,750,000 of the Company's outstanding common stock (the "Stock Repurchase Plan"), effective as of March 29, 2022 and expiring on the one-year anniversary of such date. Under the Stock Repurchase Plan, shares may be repurchased from time-to-time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 programs, and the Stock Repurchase Plan may be suspended or discontinued at any time. The actual timing, number and value of shares repurchased will be determined by a committee of the Board of Directors at its discretion and will depend on a number of factors, including the market price of the Company's common stock, general market and economic conditions, alternative investment opportunities and other corporate considerations. The Stock Repurchase Plan expired on March 29, 2023 pursuant to its terms and has not been renewed.

As of December 31, 2023, the Company had 641,963 shares of its common stock classified as treasury shares on the Company's consolidated balance sheets.

7. Net (Loss) Income Per Share

Basic earnings and net (loss) income per share are computed by dividing the net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period as defined by ASC Topic 260, *Earnings Per Share*. Diluted earnings per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method). To the extent stock options are antidilutive, they are excluded from the calculation of diluted loss per share. For the year ended December 31, 2023, 740,814 of shares issuable upon the exercise of outstanding stock options were not included in the computation of diluted net loss per share from operations because their inclusion would be antidilutive. For the year ended December 31, 2023, no shares issuable upon the exercise of outstanding stock options were included in the computation of diluted net income per share from operations because their inclusion would be dilutive. For the year ended December 31, 2022, 622,074 of shares issuable upon the exercise of outstanding stock options were not included in the computation of diluted net loss per share from operations because their inclusion would be antidilutive. For the year ended December 31, 2022, no shares issuable upon the exercise of outstanding stock options were included in the computation of diluted net income per share from operations because their inclusion would be dilutive.

The following table summarizes the net loss per share calculation for the periods presented:

	Years Ended December 31,	
	2023	**2022**
Net loss from operations – basic and diluted	$ (1,067,335)	$ (3,412,250)
Weighted average shares outstanding – basic	9,222,206	9,638,567
Weighted average shares outstanding – diluted	9,222,206	9,638,567
Per share data:		
Basic from operations	$ (0.12)	$ (0.35)
Diluted from operations	$ (0.12)	$ (0.35)

8. Leases

Operating Leases

On June 7, 2016, the Company entered into a lease agreement with Jericho Executive Center LLC for office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on September 1, 2016 and ran through November 30, 2021. The Company's monthly office rent payments under the lease are currently approximately $7,081 per month. On April 9, 2021, the Company entered into a lease extension agreement with Jericho Executive Center LLC

8. Leases (cont.)

for the office space at 30 Jericho Executive Plaza in Jericho, New York, which commenced on December 1, 2021 and runs through November 30, 2024. The modification resulted in an increase its ROU assets and lease liabilities of $0.2 million, using a discount rate of 2.30%.

As of December 31, 2023, the Company had no long-term leases that were classified as financing leases. As of December 31, 2023, the Company did not have additional operating and financing leases that had not yet commenced.

At December 31, 2023, the Company had operating lease liabilities of approximately $77,005 and right-of-use assets of approximately $77,005, which are included in the consolidated balance sheets.

Total rent expense for the year ended December 31, 2023 was $82,447, of which $6,000 was sublease income. Total rent expense for the year ended December 31, 2022 was $83,084, of which $6,000 was sublease income. Rent expense is recorded under general and administrative expense in the consolidated statements of operations.

The following table summarizes the Company's operating leases for the periods presented:

	Years Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities:....	$ 82,176	$ 80,310
Weighted average assumptions:		
Remaining lease term..	0.9	1.9
Discount rate..	2.3%	2.3%

As of December 31, 2023, future minimum payments under non-cancelable operating leases were as follows:

For the years ending December 31,	Amount
2024...	$ 77,894
Total	77,894
Less: present value adjustment...................................	(889)
Present value of minimum lease payments..........................	$ 77,005

9. Commitments and Contingencies

Patent Litigation

On July 23, 2021, a wholly owned subsidiary of the Company, Paltalk Holdings, Inc., filed a patent infringement lawsuit against WebEx Communications, Inc., Cisco WebEx LLC, and Cisco Systems, Inc. (collectively, "Cisco"), in the U.S. District Court for the Western District of Texas (the "Court"). The Company alleges that certain of Cisco's products have infringed U.S. Patent No. 6,683,858, and that the Company is entitled to damages.

A Markman hearing took place on February 24, 2022. On September 7, 2022, the United States Patent Office issued a reexamination of U.S. Patent No. 6,683,858, and on January 19, 2023, the Examiner issued an Ex Parte Reexamination Certificate, ending the reexamination and confirming the patentability of claims 1-10 of U.S. Patent No. 6,683,858. On June 29, 2023, the Court held a pretrial conference and denied Cisco's motion for summary judgment. The trial is expected to be held in April of 2024.

Legal Proceedings

The Company may be included in legal proceedings, claims and assessments arising in the ordinary course of business. The Company evaluates the need for a reserve for specific legal matters based on the probability of an unfavorable outcome and the reasonability of an estimable loss. No reserve was deemed necessary as of December 31, 2023.

10. Subsequent Events

Management has evaluated subsequent events or transactions occurring through the date the consolidated financial statements were issued and determined that no other events or transactions are required to be disclosed herein.

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ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported; and (2) our assets are safeguarded against unauthorized or improper use, to permit the preparation of our consolidated financial statements in conformity with GAAP.

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Based on the evaluation as of December 31, 2023, for the reasons set forth below, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act). Our internal control system was designed to, in general, provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our chief executive officer and chief financial officer evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, and based on that evaluation, management concluded that our internal control over financial reporting was effective. Therefore, our management, including our chief executive officer and chief financial officer, have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

The framework used by management in making that assessment was the criteria set forth in the document entitled "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On December 14, 2023, Jason Katz, our Chief Executive Officer and a member of the Board of Directors, adopted a Rule 10b5-1 trading arrangement (the "10b5-1 Plan") that is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act. The 10b5-1 Plan provides for the sale of up to 80,000 shares of our common stock at specified market prices, commencing on the later of (i) March 14, 2024 and (ii) the second trading day following disclosure of our financial results on Form 10-K for the fiscal year and quarter ended December 31, 2023, and ending March 15, 2025. The 10b5-1 Plan was subsequently terminated on February 7, 2024, and no sales were made pursuant to the 10b5-1 Plan.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

The following table sets forth the name, age and position of the directors serving on our Board of Directors as of March 11, 2024:

Name	Age	Positions
Yoram "Rami" Abada	64	Director
Geoffrey Cook	45	Director
Kara Jenny	54	Chief Financial Officer and Director
Jason Katz	61	Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board of Directors
Lance Laifer	59	Director
John Silberstein	63	Director

The following sets forth biographical information and the qualifications and skills for each director:

Yoram "Rami" Abada was appointed as a member of our Board of Directors in October 2016. Mr. Abada previously served as the President of Factory Direct Enterprises, one of the largest licensees of Ashley Furniture Home stores from March 2015 until March 2016. Prior to then, Mr. Abada served in a variety of roles at Jennifer Convertibles Inc., a specialist sofa bed chain headquartered in New York, where he began his career in 1982 and worked until September 2014. Most recently, Mr. Abada served as Jennifer Convertibles, Inc.'s President, Chief Financial Officer and Chief Operating Officer, as well as a member of its board of directors, from September 1999 until 2014. From 1997 until 2003, Mr. Abada served as a member of the board of directors of CCA Industries, Inc., a public company engaged in the manufacture and distribution of health and beauty aid products, and Mr. Abada currently serves as a member of the board of directors of 168 5th Avenue Realty Corp., a privately held real estate corporation. Mr. Abada holds a B.B.A. from the Bernard Baruch College of the City University of New York.

Mr. Abada's background and experience as a lead executive officer and board member of public and private companies provides him with extensive knowledge of, and insights into, financial reporting and oversight, corporate strategy and board functions.

Geoffrey Cook was appointed as a member of our Board of Directors in October 2023. Mr. Cook currently serves as the Chief Executive Officer of Noom, Inc. and is a member of its board of directors. Mr. Cook also serves as the Chairman of the Board of Mindful Media Group, Inc. In 2005, Mr. Cook co-founded The Meet Group, Inc. ("Meet Group"), a formerly-listed Nasdaq company and pioneer in the social networking and live-streaming video industries as well as the creator economy. Mr. Cook served as Meet Group's Chief Executive Officer from 2013 until Meet Group's sale to ParshipMeet Group in 2020. From 2020 to 2023, Mr. Cook served as co-Chief Executive Officer of ParshipMeet Group, which includes a portfolio of dating apps such as eharmony, MeetMe, Tagged, Lovoo, Skout, and Growlr. Previously, Mr. Cook served as both founder and Chief Executive Officer of several companies, including myYearbook.com, which following a series of acquisitions, was rebranded into MeetMe and remains a leading social network for meeting new people in the United States. Mr. Cook was named the Ernst & Young Entrepreneur of the Year Award Winner for the Philadelphia Region in 2011 and holds a B.A. in Economics from Harvard University.

Mr. Cook's background and experience provide him with unique insights regarding investments in the consumer internet space, corporate strategy and brand growth, as well as background analyzing the risks and strategies of companies in the social media industry.

Kara Jenny was appointed as our Chief Financial Officer in December 2019 and as a member of our Board of Directors in November 2020. Ms. Jenny has over 20 years of senior financial expertise. During her career, Ms. Jenny has created overall corporate strategy and managed financial and accounting operations, including SEC and Sarbanes-Oxley compliance efforts. She has also overseen customer service, operations and legal functions as well as led strategic and annual planning processes and has been a key contributor in facilitating several rounds of equity financing, including preferred stock offerings, private investments in public equity, rights offerings and common stock offerings. From 2014 to 2019, Ms. Jenny was Chief Financial Officer of Walker Innovation, a publicly traded intellectual property company. Previously, she was the Chief Financial Officer of Bluefly, Inc., an online retailer of designer apparel and accessories at a value. Ms. Jenny began her career at Arthur Andersen LLP and is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. She was selected to join the SEC's Advisory Committee Member on Small and Emerging Companies and served on the Committee from 2011 until 2013.

Ms. Jenny's background as the Chief Financial Officer of Bluefly, Inc. and Walker Innovation, as well as her decades of experience overseeing financial and accounting operations provide her with valuable insight into financial strategy and management of compliance processes.

Jason Katz has served as our Chairman of the Board of Directors, President and Chief Operating Officer since October 2016 and as our Chief Executive Office since December 2019. Mr. Katz is the founder of A.V.M. Software, Inc. (d/b/a Paltalk) ("AVM") and served as its Chief Executive Officer and as a member of its Board of Directors from 1998 through the completion of PeerStream's merger with AVM, pursuant to which SAVM Acquisition Corporation, PeerStream's wholly owned subsidiary, merged with and into AVM, with AVM surviving as a wholly owned subsidiary of PeerStream (the "AVM Merger"), in October 2016. In his capacity as an executive officer and director of AVM, Mr. Katz oversaw the strategic direction of AVM and its subsidiaries, and also managed its system infrastructure. Mr. Katz is an authority on instant messaging as well as web-based voice and video. Mr. Katz has appeared at numerous industry forums as well as on Bloomberg Radio and CNN Radio. Prior to AVM, Mr. Katz co-founded MJ Capital, a money management firm. Earlier in his career, Mr. Katz was a corporate lawyer at the New York office of Fulbright & Jaworski. Mr. Katz earned a J.D. from the New York University School of Law (1988) and a B.A. in Economics from the University of Pennsylvania (1985).

Mr. Katz's background and expertise as the Chief Executive Officer of AVM and decades of industry experience provides our Board of Directors with valuable industry insight and management expertise.

Lance Laifer was appointed as a member of our Board of Directors in October 2016. Mr. Laifer served as a member of AVM's Board of Directors from 1999 through the completion of the AVM Merger in October 2016. Mr. Laifer has also served as the Chief Executive Officer of Blue Frog Open Track Media Management since 2018 and each of Old Forge Media Management and Old Forge Asset Management (together, "Old Forge"), a network of social media advertising and marketing companies, since 2013 and 2011, respectively, as well as the Chief Executive Officer of Laifer Capital Management, Inc., an investment firm, since 1992. Prior to his service at Old Forge, Mr. Laifer was the Chief Executive Officer of Wapiti Capital Management, LLC. Mr. Laifer also served on the board of directors of ValueVision from 1992 to 1995.

Mr. Laifer's decades of experience provide him with unique investment and capital market insights, as well as background analyzing the risks and strategies of companies in the social media industry.

John Silberstein was appointed as a member of our Board of Directors in October 2016. Mr. Silberstein was a member of AVM's Board of Directors from 1999 through the completion of the AVM Merger in October 2016 and was General Counsel of AVM from 2000 to 2003. He began his career in October 1986 as a real estate attorney at Skadden, Arps, Slate, Meagher & Flom, and in April 1989 began working for The Mendik Company, which with its partners, owned and managed a portfolio of twelve million square feet of Class A commercial office buildings in New York City and its suburbs. After leaving The Mendik Company, from February 1999 to April 2005, Mr. Silberstein served as co-managing member of Five Spruce GP LLC, the managing member of a real estate company that acquired and subsequently sold eight residential apartment buildings in New York City. Most recently, Mr. Silberstein taught high school English at The Rivers School in Weston, Massachusetts from September 2010 to June 2016. Mr. Silberstein earned a B.A. from Brown University and a J.D. from New York University School of Law.

Mr. Silberstein's experience representing AVM and other companies in complex and sophisticated matters, as well as his expertise in real estate acquisition and management, provides him with unique insights into business strategy and leadership.

There are no agreements or understandings between our directors or any other person pursuant to which they were selected as a director.

Executive Officers

Below is information regarding each of our current executive officers. Executive officers are appointed by the Board of Directors to serve at the discretion of the Board of Directors until their successor is duly elected and qualified or until their earlier death, resignation, or removal.

Name	Age	Title
Jason Katz	61	Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board of Directors
Kara Jenny	54	Chief Financial Officer and Director
Adam Zalko	40	Senior Vice President

Jason Katz serves as our Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board of Directors. His business experience is discussed above in "Board of Directors."

Kara Jenny serves as our Chief Financial Officer and as a member of the Board of Directors. Her business experience is discussed above in "Board of Directors."

Adam Zalko was appointed as our Senior Vice President in February of 2023. In his capacity as Senior Vice President, Mr. Zalko drives the software vision and architecture to keep the Company modern and promotes new feature innovation. Mr. Zalko also helps oversee other Company functions, such as product development, marketing, IT, operations and customer service. Mr. Zalko previously served as the Vice President of Engineering from 2018 to February 2023, preceded by Manager of Development Operations of Snap Interactive, Inc. from 2016 to 2018. Prior to that, Mr. Zalko was a Developer at AVM Software from 2007 to 2016, initially as a Developer and then as a Senior Developer. Mr. Zalko received a B.S. in Software Engineering from the Florida Institute of Technology.

There are no agreements or understandings between our executive officers or any other person pursuant to which they were selected as an executive officer.

Family Relationships

There are no family relationships between our directors and any of our executive officers.

Company Policies

Code of Conduct

We have a Code of Conduct, which is applicable to all our officers, directors and employees. The Code of Conduct addresses, among other things, record retention, conflicts of interest, business opportunities, gifts or favors, proprietary information and disciplinary measures.

A copy of our Code of Conduct is available on our website at *www.investors.paltalk.com/corporate-governance*. We intend to disclose any amendments to our Code of Conduct or any waivers from a provision of our Code of Conduct on our website at the foregoing internet address.

Insider Trading Policy; Prohibition on Hedges and Pledges

We have an insider trading policy that prohibits our directors, executive officers, employees, independent contractors and consultants from the purchasing or selling our securities while being aware of material, non-public information about the Company as well as disclosing such information to others who may trade in securities of the Company. Our insider trading policy also prohibits our directors, executive officers, employees, independent contractors and consultants from engaging in hedging activities or other short-term or speculative transactions in the Company's securities such as short sales, options trading, holding the Company's securities in a margin account or pledging the Company's securities as collateral for a loan, without the advance approval of our Chief Executive Officer and Chief Financial Officer. Our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Compensation Recovery Policy

We have a compensation recovery policy, which provides, among other things, that in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under federal securities laws, the Company shall recover from current and former executive officers a portion or all, as applicable, of any incentive-based compensation that is erroneously awarded to such individuals. Our compensation recovery policy is filed as Exhibit 97.1 to this Annual Report on Form 10-K.

Director Nominations by Security Holders

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since those procedures were described in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2023.

Meetings of the Board of Directors and Committees

The Board of Directors held 7 meetings and acted 7 times by unanimous written consent during the 2023 fiscal year. During 2023, each director attended 75% or more of the aggregate number of meetings held by the Board of Directors and the committees of the Board of Directors on which such director served, if any, during the period for which such person served as a director. We have not adopted a formal policy regarding director attendance at our annual stockholder meetings; however, we encourage members of the Board of Directors to attend such meetings. Messrs. Abada, Katz, Laifer and Silberstein and Ms. Jenny, representing all of our directors at the time of our 2023 annual meeting of stockholders, attended the 2023 annual meeting.

Audit Committee

The audit committee consists of Messrs. Abada, Laifer and Silberstein. Mr. Abada currently serves as the chairman of the audit committee. Our Board of Directors has determined that each of Mr. Abada, Mr. Laifer and Mr. Silberstein is independent under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Our Board of Directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board of Directors has examined each audit committee member's scope of experience and the nature of each member's current and prior employment.

The functions of the audit committee include:

• selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

• helping to ensure the independence and performance of the independent registered public accounting firm;

• discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

• developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

• reviewing our policies on risk assessment and risk management;

• reviewing and approving related party transactions and keeping the independent auditors informed of the audit committee's understanding of our relationships and transactions with related parties;

• obtaining and reviewing a report by the independent registered public accounting firm, as necessary, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law;

• approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

• monitoring compliance with our Code of Conduct and investigating all reported complaints and allegations concerning violations of such code.

Pursuant to the audit committee charter, the audit committee has the authority to delegate all or a portion of its duties and responsibilities to a subcommittee of the audit committee. Our Board of Directors has designated Mr. Abada as an "audit committee financial expert" as defined under the applicable SEC rules and determined that he has accounting or related financial management expertise as required under the applicable Nasdaq rules. A copy of the audit committee charter is available on our website at *www.investors.paltalk.com/corporate-governance*. The audit committee held 4 meetings during the 2023 fiscal year.

Compensation Committee

The compensation committee consists of Messrs. Abada and Silberstein. Mr. Silberstein currently serves as the chairman of the compensation committee. Our Board of Directors has determined that each of Mr. Abada and Mr. Silberstein is independent under Nasdaq listing standards and is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee, with input from our Chief Executive Officer, reviews and approves, or recommends that our Board of Directors approve, the compensation of our directors and executive officers.

The functions of the compensation committee include:

- reviewing and approving, or recommending that our Board of Directors approve, the compensation of our executive officers;

- reviewing and recommending that our Board of Directors approve the compensation of our directors;

- reviewing and approving, or recommending that our Board of Directors approve, the terms of compensatory arrangements with our executive officers;

- administering our stock and equity incentive plans;

- reviewing and approving, or recommending that our Board of Directors approve, incentive compensation and equity plans;

- reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy; and

- engaging with stockholders and proxy advisory firms on executive compensation matters.

Pursuant to the compensation committee charter, the compensation committee has the authority to delegate all or a portion of its duties and responsibilities to a subcommittee of the compensation committee. A copy of the compensation committee charter is available on our website at *www.investors.paltalk.com/corporate-governance*. The compensation committee held no meetings and acted by unanimous written consent once during the 2023 fiscal year.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Messrs. Abada, Silberstein, Laifer and Cook. Mr. Silberstein currently serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things, (i) determining the qualifications, qualities and skills required to be a director of the Company and evaluating, selecting and approving nominees to serve as directors, (ii) periodically reviewing, assessing and making recommendations for changes to the Board of Directors and its committees and (iii) overseeing the process for evaluation of the Board of Directors.

Pursuant to the nominating and corporate governance committee charter, the nominating and corporate governance committee has the authority to delegate all or a portion of its duties and responsibilities to a subcommittee of the nominating and corporate governance committee. In addition, the nominating and corporate governance committee has unrestricted access to assistance from our officers, employees and independent auditors and the authority to employ experts, consultants and professionals to assist with performance of their duties. A copy of the nominating and corporate governance committee charter is available on our website at *www.investors.paltalk.com/corporate-governance*. The nominating and corporate governance committee held 1 meeting during the 2023 fiscal year.

The nominating and corporate governance committee also considers director nominees put forward by stockholders. Our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at an annual meeting. To recommend a nominee for election to the Board of

Directors, a stockholder must submit his or her recommendation to the Corporate Secretary, Kara Jenny, at Paltalk, Inc., 30 Jericho Executive Plaza, Suite 400E, Jericho, New York 11753. Such nomination must satisfy the notice, information and consent requirements set forth in our Bylaws and must be received by us prior to the date set forth under "*Submission of Future Stockholder Proposals*" included in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2023. A stockholder's recommendation must be accompanied by the information with respect to stockholder nominees that is specified in our Bylaws, including among other things, the name, age, address and occupation of the recommended person, the proposing stockholder's name and address, the ownership interests of the proposing stockholder and any beneficial owner on whose behalf the nomination is being made and any material monetary or other relationships between the recommended person and the proposing stockholder and/or the beneficial owners, if any, on whose behalf the nomination is being made. Stockholder recommendations provided to the Corporate Secretary and received in accordance with the advance notice provisions in our Bylaws will be considered and evaluated by the nominating and corporate governance committee in the same manner as candidates recommended from other sources.

The nominating and corporate governance committee does not have any specific minimum qualifications that director nominees must have in order to be considered to serve on the Board of Directors. However, the nominating and corporate governance committee does take into consideration areas of expertise that director nominees may be able to offer, including professional experience, knowledge, abilities and industry knowledge or expertise. The nominating and corporate governance committee also considers the director nominees' potential contribution to the overall composition and diversity of the Board of Directors.

Strategic Transactions Committee

In October 2023, the Board of Directors established the strategic transactions committee. The committee consists of Messrs. Cook and Laifer. Mr. Cook currently serves as the chairman of the strategic transactions committee. The strategic transactions committee is responsible for, among other things, identifying, evaluating and negotiating (subject to approval from the Board of Directors) strategic opportunities, including, but not limited to, investments, dispositions, potential mergers or accretive growth acquisitions of other assets or entities that are synergistic to the Company's businesses.

The functions of the strategic transactions committee include:

- reviewing the Company's goals and strategy regarding strategic transactions with the Company's management and making recommendations with respect to the Company's near-term and long-term business objectives;

- overseeing the process through which the Company identifies strategic transactions;

- reviewing and evaluating proposed strategic transactions;

- assisting the Company's management with the negotiation and structuring of any proposed strategic transaction;

- providing the Board of Directors with information and materials as appropriate to assist the Board in its evaluation, understanding or oversight of any proposed strategic transaction;

- making recommendations to the Board of Directors concerning the authorization and approval of any proposed strategic transactions; and

- after the completion of any strategic transaction, evaluating the execution, financial performance and integration of such strategic transaction, as applicable, in connection with the Company's business objectives.

The strategic transactions committee has the authority to make decisions relating to identifying and evaluating any proposed strategic transaction and recommending that the Board of Directors approve any proposed strategic transaction. The Board of Directors reserves the power and authority to authorize and approve the consummation of any potential transaction recommended by the strategic transactions committee. The strategic transactions committee did not meet during the 2023 fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The following discussion provides compensation information pursuant to the scaled disclosure rules applicable to "smaller reporting companies" under SEC rules and may contain statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of the Company's compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution stockholders not to apply these statements to other contexts.

Overview

The compensation program for our executive officers, as presented in the Summary Compensation Table below, is administered by our Board of Directors. The intent of our compensation program is to align our executives' interests with those of our stockholders, while providing reasonable and competitive compensation.

The purpose of this Executive Compensation discussion is to provide information about the material elements of compensation that we pay or award to, or that is earned by: (i) the individuals who served as our principal executive officer during fiscal 2023; (ii) our two most highly compensated executive officers, other than the individuals who served as our principal executive officer, who were serving as executive officers, as determined in accordance with the rules and regulations promulgated by the SEC, as of December 31, 2023, with compensation during fiscal year 2023 of $100,000 or more; and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to clause (ii) but for the fact that such individuals were not serving as executive officers on December 31, 2023. We refer to these individuals as our "named executive officers." For 2023, our named executive officers and the positions in which they served were:

- Jason Katz, our Chief Executive Officer;

- Kara Jenny, our Chief Financial Officer; and

- Adam Zalko, our Senior Vice President.

For 2023, the compensation of our named executive officers consisted of a salary and an annual cash bonus, which are discussed in further detail below.

Compensation of Named Executive Officers

The following discussion summarizes in more detail the executive compensation paid to or earned by our named executive officers in 2023.

Base Salary

The following table sets forth the annual base salary of each of our named executive officers for 2023:

Name	Annual Base Salary
Jason Katz	$ 225,000
Chief Executive Officer	
Kara Jenny[1]	$ 285,000
Chief Financial Officer	
Adam Zalko	$ 225,000
Senior Vice President	

---

(1)   On January 28, 2022, the Board of Directors determined to increase Ms. Jenny's annual base salary from $265,000 for fiscal year 2022 to $285,000 for fiscal year 2023.

Annual Bonuses

The following table sets forth the cash bonus, if any, each of our named executive officers received for their performance during 2023. The bonuses for Mr. Zalko and Ms. Jenny were each paid on February 29, 2024.

Name		2023 Annual Cash Bonus
Jason Katz	$	—
Chief Executive Officer		
Kara Jenny	$	15,000
Chief Financial Officer		
Adam Zalko	$	17,500
Senior Vice President		

Pursuant to each of their employment agreements, for 2023, Mr. Katz and Ms. Jenny were entitled to receive an annual cash bonus in an amount to be determined by the Board of Directors based on the achievement of performance metrics to be established jointly by the Board of Directors and each of Mr. Katz and Ms. Jenny.

In February 2023, the compensation committee recommended, and the Board of Directors approved, the 2023 Executive Bonus Plan (the "2023 Bonus Plan"). Pursuant to the 2023 Bonus Plan, Mr. Katz and Ms. Jenny were each eligible to receive the following: (i) a lump-sum cash payment equal to the product of (x) 2.5% multiplied by (y) the Company's Adjusted EBITDA (calculated based on the Adjusted EBITDA reported on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023); *provided however*, that each executive officer's cash payment shall not exceed $75,000; (ii) a lump-sum cash payment equal to $25,000 if (x) the Company's Adjusted EBITDA exceeded $100,000 and (y) the Company's Revenue (as defined in the 2023 Bonus Plan) increased by at least 10% from the Company's 2022 "Total revenue" as reported on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022; and (iii) a lump-sum cash payment equal to (a) $25,000 if the Board of Directors approved the consummation by the Company of a Strategic Transaction (as defined in the 2023 Bonus Plan) during the 2023 fiscal year and (b) $15,000 upon approval by the Board of Directors of a second Strategic Transaction thereafter entered into by the Company during the 2023 fiscal year, but no payments would be awarded for approval of a third Strategic Transaction, if any. We believe the 2023 Bonus Plan advanced our interests and the interests of our stockholders by providing our executive officers with incentive compensation that was tied to the achievement of pre-established, objective performance goals.

For fiscal year 2023, our Adjusted EBITDA for purposes of the 2023 Bonus Plan was a loss of $1.0 million and our Revenue for the purposes of the 2023 Bonus Plan was $10.6 million. Accordingly, the threshold requirements necessary for Mr. Katz and Ms. Jenny to achieve a bonus payout under clauses (i) and (ii) of the 2023 Bonus Plan discussed above were not met. During fiscal year 2023, the Board of Directors did not approve the consummation of a Strategic Transaction and therefore no bonuses were paid under clause (iii) of the 2023 Bonus Plan.

During 2023, Mr. Zalko was not eligible to receive a bonus under the 2023 Bonus Plan but was eligible for a bonus from the employee bonus pool recommended by the compensation committee and approved by the Board of Directors (the "Employee Bonus Pool"). The Employee Bonus Pool is administered by our Chief Executive Officer and Chief Financial Officer, who have the authority to determine the persons entitled to receive bonuses and the amount of bonuses awarded. Our Chief Executive Officer and Chief Financial Officer considered a number of factors in determining Mr. Zalko's annual bonus for 2023. These factors included, but were not limited to, the individual performance of Mr. Zalko, the completion of strategic goals during 2023 and the operational and financial performance of the Company. As a result, for fiscal year 2023, our Chief Executive Officer and Chief Financial Officer approved a cash bonus of $17,500 to Mr. Zalko from the Employee Bonus Pool.

In February of 2024, the compensation committee recommended, and the Board of Directors approved, the payment of a discretionary cash bonus of $15,000 to Ms. Jenny for her performance during the 2023 fiscal year.

Equity Awards

We periodically grant equity awards consisting of stock options to our named executive officers as a means for fostering retention and rewarding long-term value creation by our named executive officers.

On March 28, 2022, the Board of Directors awarded Mr. Katz and Ms. Jenny stock options representing the right to purchase 75,000 and 60,000 shares of common stock, respectively, at an exercise price of $2.66. One-third of the shares underlying the stock options vested on the date of grant, with the remaining two-thirds vesting in twenty-four equal installments on each of the first twenty-four monthly anniversaries of the date of grant.

On March 29, 2022, the Board of Directors also awarded Mr. Zalko a stock option representing the right to purchase 15,000 shares of common stock at an exercise price of $2.66. On the grant date, 5,000 shares underlying the stock option vested and became exercisable. The remaining unvested shares vest and become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

On March 28, 2023, the Board of Directors awarded Mr. Zalko a stock option representing the right to purchase 10,000 shares of common stock at an exercise price of $1.94. The shares underlying the option will vest and become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

Except as described above, our named executive officers were not granted any equity awards in fiscal year 2023.

Employment Agreements

Each of Mr. Katz and Ms. Jenny is a party to an employment agreement with the Company. Mr. Zalko is currently not a party to an employment agreement with the Company. The purpose of our employment agreements is to incentivize these executives to continue providing services to the Company.

Katz Employment Agreement.   Effective October 7, 2016, we entered into an employment agreement with Mr. Katz (the "Katz Prior Agreement"), which provided for a one-year term with automatic successive one-year renewals unless earlier terminated in accordance with its terms. Under the Katz Prior Agreement, Mr. Katz was entitled to receive a minimum base salary of $180,000 per year and an annual incentive bonuses to be determined by the Board of Directors, based on criteria to be established jointly by the Board of Directors and Mr. Katz. The payment of Mr. Katz's annual incentive bonus was contingent on him being employed by the Company on the date that such bonus is paid.

Pursuant to the Katz Prior Agreement, if Mr. Katz's employment was terminated (i) by the failure of the Company to renew Mr. Katz's employment agreement for a renewal term, (ii) by the Company without "cause" (as defined in the Katz Prior Agreement) or (iii) by Mr. Katz for "good reason" (as defined in Katz Prior Agreement), then subject to certain limitations and Mr. Katz's compliance with certain conditions, the Company was required to pay Mr. Katz severance equal to three months' base salary, payable in three equal monthly installments. In addition, the Company was required to continue to pay the Company's portion of Mr. Katz's monthly health insurance premiums, if Mr. Katz was eligible and elects to continue health insurance under COBRA, for the earlier of (i) three months following Mr. Katz's termination of employment or (ii) the date Mr. Katz's coverage under such group health plan terminated for any reason. Mr. Katz was entitled to the same severance benefits in the event that his employment was terminated prior to, in connection with or following a Change in Control (as defined in the Katz Prior Agreement). In addition, Mr. Katz's employment agreement contained customary provisions relating to confidentiality, non-solicitation and non-competition.

On March 23, 2022, the Company entered into an Amended and Restated Employment Agreement with Mr. Katz (the "Amended and Restated Katz Employment Agreement"), which amended and restated the Katz Prior Agreement. Pursuant to the Amended and Restated Katz Employment Agreement, Mr. Katz is entitled to receive a Base Salary (as defined in the Amended and Restated Katz Employment Agreement) of two hundred twenty-five thousand dollars ($225,000), effective retroactively as of February 1, 2021. Except as provided herein, all other terms and conditions of the Katz Prior Agreement remain in full force and effect.

For information regarding Mr. Katz's base salary and annual incentive bonus, if any, for 2023, see "*Compensation of Named Executive Officers — Base Salary*" and "*Compensation of Named Executive Officers — Annual Bonuses*."

Jenny Employment Agreement.   Effective December 9, 2019, we entered into an executive employment agreement with Ms. Jenny, which provided for a one-year term with automatic successive one-year renewals unless earlier terminated in accordance with its terms (the "Jenny Prior Agreement"). Under the Jenny Prior Agreement, Ms. Jenny was entitled to receive a minimum base salary of $200,000 per year and an annual incentive bonus, which, for calendar years after 2020, was determined by the Board of Directors, based on criteria to be established jointly by the Board of Directors and Ms. Jenny. The payment of Ms. Jenny's annual incentive bonus was contingent on her being employed by the Company on the date that such bonus was paid.

Pursuant to the Jenny Prior Agreement, if Ms. Jenny's employment was terminated (i) by the failure of the Company to renew Ms. Jenny's employment agreement for a renewal term, (ii) by the Company without "cause" (as defined in the Jenny Prior Agreement) or (iii) by Ms. Jenny for "good reason" (as defined in the Jenny Prior Agreement), then subject to certain limitations and Ms. Jenny's compliance with certain conditions, the Company was required to pay Ms. Jenny severance equal to three months' base salary, payable in three equal monthly installments. In addition, the Company was required to continue to pay the Company's portion of Ms. Jenny's monthly health insurance premiums, if Ms. Jenny was eligible and elected to continue health insurance under COBRA, for the earlier of (i) three months following Ms. Jenny's termination of employment or (ii) the date Ms. Jenny's coverage under such group health plan terminated for any reason. Ms. Jenny was entitled to the same severance benefits in the event that her employment was terminated prior to, in connection with or following a Change in Control (as defined in the Jenny Prior Agreement). In addition, Ms. Jenny's employment agreement contained customary provisions relating to confidentiality, non-solicitation and non-competition.

On March 23, 2022, the Company entered into an Amended and Restated Employment Agreement with Ms. Jenny (the "Amended and Restated Jenny Employment Agreement"), which amended and restated the Jenny Prior Agreement. Pursuant to the Amended and Restated Jenny Employment Agreement, for fiscal year 2023, Ms. Jenny was entitled to receive an annualized base salary of two hundred eighty-five thousand dollars ($285,000). In addition, the Amended and Restated Jenny Employment Agreement provides that in the event of a Change in Control, if Ms. Jenny is terminated by the Company other than for Cause, or if Ms. Jenny terminates her employment with the Company for Good Reason, then the Company shall to pay Ms. Jenny severance equal to twelve (12) months of Ms. Jenny's then-current annualized Base Salary (as such terms are defined in the Amended and Restated Jenny Employment Agreement). Except as provided herein, all other terms and conditions of the Jenny Prior Agreement remain in full force and effect.

For information regarding Ms. Jenny's base salary and annual incentive bonus for 2023, see "*Compensation of Named Executive Officers — Base Salary*" and "*Compensation of Named Executive Officers — Annual Bonuses*."

Summary Compensation Table

The following table sets forth information regarding the total compensation received by, or earned by, our named executive officers during the years ended December 31, 2023 and 2022.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[5]	Total ($)
Jason Katz	2023	225,000	—	—	—	—	7,167	232,167
Chief Executive Officer	2022	225,000	—	—	191,524	25,000[4]	6,200	447,723
Kara Jenny	2023	285,000	15,000	—	—	—	25,026	325,026
Chief Financial Officer	2022	259,583	—	—	153,219	25,000	18,568	456,369
Adam Zalko	2023	225,000	17,500	—	19,400	—	26,634	269,134
Senior Vice President	2022	223,750	17,500	—	39,900	—	24,850	306,000

(1) Represents the amount of base salary actually earned by the named executive officer. For additional information concerning our named executive officer base salaries, see "— *Compensation of Named Executive Officers — Base Salary*."

(2) Represents the amount recognized for financial statement reporting purposes in accordance with ASC 718, with the exception that the amounts shown assume no forfeitures. A discussion of the assumptions used in the calculation of these amounts is included in Note 6, "*Stockholders' Equity*" in the annual consolidated financial statements included in this Annual Report on Form 10-K.

(3) Represents payments made pursuant to the 2022 Bonus Plan (as defined and described in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2023) and the 2023 Bonus Plan.

(4) Mr. Katz elected to voluntarily forgo his bonus of $25,000 that he was entitled to under the 2022 Bonus Plan.

(5) Includes amounts paid during 2023 and 2022, as applicable, for group life insurance premiums and 401(k) plan contributions.

Narrative Disclosure Regarding Summary Compensation Table

Katz Compensation.

For fiscal year 2023, Mr. Katz received annual base compensation of $225,000. Mr. Katz did not receive stock awards or option awards during 2023.

For fiscal year 2022, Mr. Katz received annual base compensation of $225,000 and a cash bonus of $25,000, which cash bonus Mr. Katz elected to voluntarily forgo. For a discussion of the equity awards received by Mr. Katz in 2022, see "— *Compensation of Named Executive Officers — Equity Awards*".

Jenny Compensation.

For fiscal year 2023, Ms. Jenny received annual base compensation of $285,000 and a cash bonus of $15,000. Ms. Jenny did not receive stock awards or option awards during 2023.

For fiscal year 2022, Ms. Jenny received annual base compensation of $265,000 and a cash bonus of $25,000. For a discussion of the equity awards received by Ms. Jenny in 2022, see "— *Compensation of Named Executive Officers — Equity Awards*".

Zalko Compensation.

For fiscal years 2022 and 2023, Mr. Zalko received annual base compensation of $225,000 and a cash bonus of $17,500. For a discussion of the equity awards received by Mr. Zalko in 2022 and 2023, see "— *Compensation of Named Executive Officers — Equity Awards*".

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the total outstanding equity awards as of December 31, 2023 for each named executive officer.

		Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Jason Katz	03/28/2022[1]	68,750	6,250	—	2.66	03/27/2032
Kara Jenny.	12/09/2019[2]	75,000	—	—	1.78	12/08/2029
	03/28/2022[3]	55,000	5,000	—	2.66	03/27/2032
Adam Zalko	02/01/2017[4]	2,000	—	—	4.15	01/31/2027
	03/29/2022[5]	7,500	7,500	—	2.66	03/28/2032
	03/28/2023[6]	—	10,000	—	1.94	03/27/2033

(1) One-third of the shares underlying this stock option vested and became exercisable on the date of grant. The remaining unvested shares vest in twenty-four equal monthly installments on each of the first twenty-four monthly anniversaries of the grant date.

(2) The shares of common stock underlying the stock option vested and became exercisable twenty-five percent (25%) on each of December 9, 2020, 2021, 2022 and 2023, respectively.

(3) One-third of the shares underlying this stock option vested and became exercisable on the date of grant. The remaining unvested shares vest in twenty-four equal monthly installments on each of the first twenty-four monthly anniversaries of the date of grant.

(4) The shares of common stock underlying the stock option vested and became exercisable twenty-five percent (25%) on each of February 1, 2018, 2019, 2020 and 2021, respectively.

(5) One-third of the shares underlying this stock option vested and became exercisable on the date of grant. The remaining unvested shares vest and become exercisable twenty-five percent (25%) on each of March 28, 2023, 2024, 2025 and 2026, respectively.

(6) The shares of common stock underlying the stock option will vest and become exercisable twenty-five percent (25%) on each of March 29, 2024, 2025, 2026 and 2027, respectively.

Director Compensation

The following table provides compensation information for the year ended December 31, 2023 for each member of our Board of Directors during the fiscal year ended December 31, 2023, except for (i) Mr. Katz, our current Chief Executive Officer and Chairman of the Board, and (ii) Ms. Jenny, our current Chief Financial Officer, both of whom did not receive any compensation for their service as a director in 2023 and whose compensation is reported in "*Executive Compensation — Summary Compensation Table*" above.


Director Compensation Table
Fiscal Year 2023


Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2][3]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yoram "Rami" Abada	39,000	—	15,520[4]	—	—	—	54,520
Lance Laifer	33,000	—	15,520[4]	—	—	—	48,520
John Silberstein	41,000	—	15,520[4]	—	—	—	56,520
Geoffrey Cook	—[6]	—	186,000[5]	—	—	—	186,000

(1) As of December 31, 2023, none of our directors held any outstanding stock awards.

(2) Represents the aggregate grant date value computed in accordance with Accounting Standards Codification 718, *Compensation — Stock Compensation* ("ASC 718"), with the exception that the amounts shown assume no forfeitures. A discussion of the assumptions used in the calculation of these amounts is included in Note 6, "*Stockholders' Equity*" in the annual consolidated financial statements included in this Annual Report on Form 10-K.

(3) The aggregate amount of unexercised stock options held by each director listed in the table above as of December 31, 2023 was as follows:

Name	Shares Underlying Outstanding Stock Options
Yoram "Rami" Abada	48,000
Lance Laifer	48,000
John Silberstein	42,000
Geoffrey Cook	100,000

(4) Represents the grant date fair value of a stock option granted on March 28, 2023 that represents the right to purchase 8,000 shares of common stock, all of which have vested and remain unexercised.

(5) Represents the grant date fair value of a stock option granted on October 10, 2023 that represents the right to purchase 100,000 shares of common stock, none of which have vested (the "Cook Grant").

(6) In lieu of the annual cash retainers paid to the other non-employee directors in fiscal year 2023, Mr. Cook received the Cook Grant.

In 2023, the annual cash retainers for each non-employee director (except for Mr. Cook) were as follows: (i) an annual cash retainer fee of $21,000 to each non-employee director; (ii) an additional annual cash retainer fee of $4,000 for service on a committee; and (iii) an additional annual cash retainer fee for service as the chair of a committee of the Board of Directors (to be paid in addition to the $4,000 cash fee for committee service) as follows: (a) audit committee chair — $6,000 and (b) compensation committee, nominating and corporate governance committee and strategic transaction committee chair — $4,000.

In February of 2023, the Board of Directors authorized the grant of a nonqualified stock option award to each of Messrs. Abada, Laifer and Silberstein to purchase 8,000 shares of common stock, having a date of grant of March 28, 2023 with an exercise price of $1.94, and vesting in four equal installments on the last day of each calendar quarter in 2023.

In connection with Mr. Cook's appointment to the Board of Directors and in lieu of the cash retainer fees and stock options earned by the other non-employee directors, on October 10, 2023, the Board of Directors authorized the grant of a nonqualified stock option award to Mr. Cook to purchase 100,000 shares of common stock, with an exercise price of $1.86, and vesting in four equal annual installments on each anniversary of the grant date.

There have not been any changes to our director retainer policy for 2024. In February of 2024, the Board of Directors authorized the grant of a nonqualified stock option award to each of Messrs. Abada, Laifer and Silberstein to purchase 8,000 shares of common stock, with such awards to be granted effective as of three trading days following the date the Company releases its financial results for the fiscal year ended December 31, 2023, and vesting in four equal installments on the last day of each calendar quarter in 2024 (such grants, the "2024 Director Grants"). As a result of the Cook Grant, Mr. Cook did not receive a 2024 Director Grant.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 about compensation plans under which shares of our common stock may be issued to employees, executive officers or members of our Board of Directors upon the exercise of options, warrants or rights under all of our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	740,814	$ 3.32	665,335[1][2]
Equity compensation plans not approved by security holders	—	$ —	—
Total	740,814	$ 3.32	665,335

(1) Represents shares of common stock available for issuance under the 2016 Plan (as defined below), which permits the issuance of incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights and other awards. As described below, no additional awards may be issued under the 2011 Plan (as defined below).

(2) As of March 11, 2024, there were (i) 740,814 shares of common stock to be issued upon the exercise of outstanding stock options under the 2016 Plan and 637,777 shares of common stock remaining available for future issuances under the 2016 Plan and (ii) 27,558 shares of common stock to be issued upon the exercise of outstanding stock options under the 2011 Plan.

In December 2008, our Board of Directors approved the equity incentive compensation plan (the "Equity Incentive Compensation Plan") and, in December 2010, terminated the plan as to all unallocated shares of common stock thereunder. The purpose of the Equity Incentive Compensation Plan was to provide an incentive to attract, retain and motivate employees, officers, directors, consultants and advisors with the ability to participate in our future performance. Under the Equity Incentive Compensation Plan, we were authorized to issue incentive stock options and nonqualified stock options. The Equity Incentive Compensation Plan was administered by our Board of Directors. All options previously granted under the Equity Incentive Compensation Plan remained in full force and effect following the plan's termination.

In May 2011, our Board of Directors adopted the Paltalk, Inc. 2011 Long-Term Incentive Plan (the "Original 2011 Plan"). In October 2011, our Board of Directors amended and restated the Original 2011 Plan (the "2011 Plan") and adopted the 2011 Plan to allow for the issuance of incentive stock option awards. The 2011 Plan was adopted to attract and retain the services of key employees, key contractors and outside directors. The 2011 Plan provided for the granting of incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights and other awards. The 2011 Plan was administered by our Board of Directors and was replaced by the 2016 Plan (as defined below).

In March 2016, our Board of Directors adopted the Paltalk, Inc. 2016 Long-Term Incentive Plan (the "2016 Plan"), which was approved by our stockholders in May 2016. The 2016 Plan was adopted to attract and retain the services of key employees, key contractors and outside directors. The 2016 Plan provides for the granting of incentive stock options, nonqualified stock options, shares of restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights and other awards. The 2016 Plan is administered by the compensation committee of our Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table and accompanying footnotes set forth as of March 11, 2024 certain information regarding the beneficial ownership of shares of our common stock by: (i) each person who is known by us to own beneficially more than 5% of such stock; (ii) each member of our Board of Directors and each of our named executive officers with respect to the year ended December 31, 2023 and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, all common stock is owned directly, the beneficial owners listed in the table below possess sole voting and investment power with respect to the stock indicated and the address for each beneficial owner is c/o Paltalk, Inc., 30 Jericho Executive Plaza, Suite 400E, Jericho, New York 11753. The applicable percentage ownership is based on 9,222,157 shares of our common stock, excluding shares held by the Company as treasury stock, issued and outstanding as of March 11, 2024.

Name of Beneficial Owner	Common Stock Beneficially Owned[1]	
	Number	Percentage
Directors and Named Executive Officers		
Jason Katz	902,177[2]	9.8%
Kara Jenny	135,000[3]	1.5%
Yoram "Rami" Abada	57,000[4]	*
Lance Laifer	416,595[5]	4.5%
John Silberstein	207,515[6]	2.3%
Geoffrey Cook	—	—%
Adam Zalko	14,500[7]	*
Officers and Directors as a Group (7 persons)	1,732,787	18.8%
5% Stockholders		
The J. Crew Delaware Trust B.	1,490,120[8]	16.2%
Adam Katz 2012 Revocable Trust	785,377[9]	8.5%

---

* Less than 1%.

(1) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares of common stock that such person has the right to acquire within 60 days of the date of March 11, 2024, including through the exercise of stock options. For purposes of computing the percentage of outstanding shares of the Company's common stock held by each person or group of persons named above, any common stock that such person or persons has the right to acquire within 60 days of the date of March 11, 2024 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 201,265 shares of common stock held by Mr. Katz's spouse that may be deemed to be beneficially owned by Mr. Katz. Mr. Katz disclaims beneficial ownership of these shares and nothing herein shall be deemed an admission that Mr. Katz is the beneficial owner of these shares for any purpose. Includes the vested or deemed vested portion of a stock option representing the right to purchase 75,000 shares of common stock granted on March 28, 2022, all of which have vested.

(3) Includes the vested or deemed vested portion of (i) a stock option representing the right to purchase 75,000 shares of common stock granted on December 9, 2019, all of which have vested and (ii) a stock option representing the right to purchase 60,000 shares of common stock granted on March 28, 2022, all of which have vested.

(4) Includes the vested or deemed vested portion of (i) a stock option representing the right to purchase 6,000 shares of common stock granted on February 2, 2017, all of which have vested, (ii) a stock option representing the right to purchase 6,000 shares of common stock granted on February 16, 2018, all of which have vested, (iii) a stock option representing the right

to purchase 6,000 shares of common stock granted on January 11, 2019, all of which have vested, (iv) a stock option representing the right to purchase 6,000 shares of common stock granted on March 25, 2020, all of which have vested, (v) a stock option representing the right to purchase 8,000 shares of common stock granted on March 26, 2021, all of which have vested, (vi) a stock option representing the right to purchase 8,000 shares of common stock granted on March 28, 2022, all of which have vested and (vii) a stock option representing the right to purchase 8,000 shares of common stock granted on March 28, 2023, all of which have vested.

(5)   Includes the vested or deemed vested portion of (i) a stock option representing the right to purchase 6,000 shares of common stock granted on February 2, 2017, all of which have vested, (ii) a stock option representing the right to purchase 6,000 shares of common stock granted on February 16, 2018, all of which have vested, (iii) a stock option representing the right to purchase 6,000 shares of common stock granted on January 11, 2019, all of which have vested, (iv) a stock option representing the right to purchase 6,000 shares of common stock granted on March 25, 2020, all of which have vested, (v) a stock option representing the right to purchase 8,000 shares of common stock granted on March 26, 2021, all of which have vested, (vi) a stock option representing the right to purchase 8,000 shares of common stock granted on March 28, 2022, all of which have vested and (vii) a stock option representing the right to purchase 8,000 shares of common stock granted on March 28, 2023, all of which have vested. Also includes (i) 354,109 shares of common stock held by Hilltop Partners, L.P. and (ii) 14,486 shares of common stock held by Hilltop Offshore, Ltd. Mr. Laifer is the sole director and principal stockholder of Laifer Capital Management, Inc. ("LCM"), which has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of the Company's common stock beneficially owned by Hilltop Partners, L.P. (of which LCM serves as general partner and investment adviser) and Hilltop Offshore, Ltd. (of which LCM serves as investment adviser).

(6)   Includes the vested or deemed vested portion of (i) a stock option representing the right to purchase 6,000 shares of common stock granted on February 16, 2018, all of which have vested, (ii) a stock option representing the right to purchase 6,000 shares of common stock granted on January 11, 2019, all of which have vested, (iii) a stock option representing the right to purchase 6,000 shares of common stock granted on March 25, 2020, all of which have vested, (iv) a stock option representing the right to purchase 8,000 shares of common stock granted on March 26, 2021, all of which have vested, (v) a stock option representing the right to purchase 8,000 shares of common stock granted on March 28, 2022, all of which have vested and (vi) a stock option representing the right to purchase 8,000 shares of common stock granted on March 28, 2023, all of which have vested. Also includes 10,202 shares of common stock held by MLS Family Investors LLC ("MLS"). Mr. Silberstein is the sole manager of MLS and owns approximately 15% of the interest in MLS, and he is co-trustee of JJS New Trust B utd 12/31/2001, a trust of which Mr. Silberstein is a beneficiary, which owns approximately 18% of the interest in MLS. As a result, Mr. Silberstein may be deemed to beneficially own the shares of common stock held by MLS. Mr. Silberstein disclaims beneficial ownership of the shares held by MLS except to the extent of his pecuniary interest therein and nothing herein shall be deemed an admission that Mr. Silberstein is the beneficial owner of these shares for any purpose. Also includes 44 shares of common stock held by Mr. Silberstein's spouse that may be deemed to be beneficially owned by Mr. Silberstein. Mr. Silberstein disclaims beneficial ownership of the shares held by his spouse and nothing herein shall be deemed an admission that Mr. Silberstein is the beneficial owner of these shares for any purpose.

(7)   Includes the vested or deemed vested portion of (i) a stock option representing the right to purchase 2,000 shares of common stock granted on February 1, 2017, all of which have vested, (ii) a stock option representing the right to purchase 15,000 shares of common stock granted on March 28, 2022, of which 7,500 shares have vested and 2,500 shares will vest within 60 days of March 11, 2024 and (iii) a stock option representing the right to purchase 10,000 shares of common stock granted on March 28, 2023, of which 2,500 shares will vest within 60 days of March 11, 2024.

(8)   Based on the information contained in the Schedule 13G filed with the SEC on June 14, 2023. The principal address of The J. Crew Delaware Trust B is c/o J.P. Morgan Trust Company of Delaware, Trustee, 500 Stanton-Christiana Road, DE3-1600, Newark, Delaware 19713.

(9)   Based on the information contained in the Schedule 13G filed with the SEC on June 14, 2023. The principal address of Adam Katz 2012 Revocable Trust is c/o Roxann Management, 7110 Republic Airport, 2nd Floor, Farmingdale, New York 11735.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Party Transactions

Indemnification Arrangements

We have entered into indemnification agreements and employment agreements with our directors and certain of our executive officers, respectively, pursuant to which we have agreed to indemnify such persons against any liability, damage, cost or expense incurred in connection with the defense of any action, suit or proceeding to which such persons are a party to the extent permitted by applicable law, subject to certain exceptions.

Policies and Procedures for Approving Related Party Transactions

Our Board of Directors adopted a written Related Party Transactions Policy on April 19, 2012. In accordance with the Related Party Transactions Policy, all Related Party Transactions (as defined herein) must be reported to our Chief Executive Officer or Chief Financial Officer and must be reviewed and approved by our audit committee. In determining whether to approve, recommend or ratify a Related Party Transaction, the reviewing party will take into account, among other factors it deems appropriate, (i) whether the terms of the Related Party Transaction are fair to the Company, (ii) whether there are business reasons for the Company to enter into the Related Party Transaction, (iii) whether the Related Party Transaction would impair the independence of an outside director and (iv) whether the Related Party Transaction would present an improper conflict of interest for any of our directors or executive officers.

A "Related Party Transaction" means a transaction (including any series of related transactions or a material amendment or modification to an existing Related Party Transaction) directly or indirectly involving any Related Party that would need to be disclosed under Item 404(a) of Regulation S-K. Generally, under Item 404 of Regulation S-K, we are required to disclose any transaction occurring since the beginning of the last two fiscal years, or any currently proposed transaction, involving us or our subsidiary where the amount involved exceeds $120,000, and in which any Related Party had or will have a direct or indirect material interest.

A "Related Party" means any of the following: (i) any of our directors; (ii) any of our executive officers; (iii) a person known by us to be the beneficial owner of more than 5% of our common stock or (iv) an immediate family member of any of the foregoing.

Director Independence

Nasdaq rules require that a majority of the members of our Board of Directors be independent directors. Our Board of Directors recently undertook its annual review of director independence in accordance with the applicable Nasdaq rules. The independence rules include a series of objective tests, including that the director is not employed by the Company and has not engaged in various types of business dealings with the Company. In addition, our Board of Directors is required to make a subjective determination as to each independent director that no relationships exist that, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based upon these standards and the consideration of the information and the transactions and relationships discussed below, our Board of Directors determined that Yoram "Rami" Abada, Geoffrey Cook, Lance Laifer and John Silberstein are independent, and that Jason Katz and Kara Jenny are not independent under such standards.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum LLP (PCAOB Firm ID Number: 688) has served as the Company's independent registered public accounting for the periods presented in this report.

Fees Paid to Independent Registered Public Accounting Firm

The following table shows the aggregate fees billed to us by Marcum LLP for professional services rendered in 2023 and 2022:

	2023		2022	
Audit Fees	$	255,757	$	203,363
Audit-Related Fees		—		19,055
Tax Fees		—		—
All Other Fees		—		—
Total Fees	$	255,757	$	222,418

Audit Fees.   Audit fees for 2023 and 2022 consisted of fees related to the audit and review of our consolidated financial statements, review of our interim consolidated financial statements, review of certain financial statements and services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements. We incurred audit fees of $246,073 and $203,363 for 2023 and 2022, respectively.

Audit-Related Fees.   There were no audit-related fees for 2023. The audit-related fees for 2022 included fees paid to Marcum LLP in connection with our acquisition of the ManyCam software from Visicom Media Inc. during the 2022 fiscal year.

Tax Fees.   There were no tax fees for 2023 or 2022.

All Other Fees.   There were no other service fees for 2023 or 2022.

Approval of Independent Registered Public Accounting Firm Services and Fees

The SEC requires that before our independent registered public accounting firm is engaged by us to render any audit or permitted non-audit related service, the engagement be either: (i) approved by our audit committee or (ii) entered into pursuant to pre-approval policies and procedures established by the audit committee; provided that the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

Our audit committee is responsible for pre-approving all services provided by our independent registered public accounting firm. All of the above services and fees for 2023 and 2022 were pre-approved by our audit committee.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following are filed as part of this Annual Report:

1. Financial Statements

The financial statements filed as part of this Annual Report are included in "Item 8. Financial Statements and Supplementary Data."

2. Financial Statement Schedules

All schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits

The following exhibits are required by Item 601 of Regulation S-K.

(a) Documents filed as part of this Annual Report.

3. Exhibits required to be filed by Item 601 of Regulation S-K

The following exhibits are included herein or incorporated herein by reference:

2.1#	Securities Purchase Agreement, dated June 9, 2022, by and among ManyCam ULC, Visicom Media Inc., 2434936 Alberta ULC and Paltalk, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed June 10, 2022 by the Company with the SEC).
3.1	Certificate of Incorporation of Paltalk, Inc. (as amended through May 11, 2023) (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of the Company filed on August 8, 2023 by the Company with the SEC).
3.2	Amended and Restated Bylaws of Paltalk, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on March 17, 2023 by the Company with the SEC).
4.1	Specimen Stock Certificate of Paltalk, Inc. (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K of the Company filed on March 23, 2023 by the Company with the SEC).
4.2*	Description of Securities of Paltalk, Inc.
10.1	Statement of Rights and Responsibilities, by and between Paltalk, Inc. and Facebook Inc. (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K (File No. 000-52176) filed March 31, 2011 by the Company with the SEC).
10.2	Registered Apple Developer Agreement, by and between Paltalk, Inc. and Apple Inc. (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K (File No. 000-52176) filed March 31, 2011 by the Company with the SEC).
10.3	iOS Developer Program License Agreement, by and between Paltalk, Inc. and Apple Inc. (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K (File No. 000-52176) filed March 31, 2011 by the Company with the SEC).
10.4†	Amended and Restated Paltalk, Inc. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-52176) of the Company filed on November 14, 2011 by the Company with the SEC).

10.5†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (File No. 333-174456) of the Company filed on May 24, 2011 by the Company with the SEC).
10.6†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-174456) of the Company filed on May 24, 2011 by the Company with the SEC).
10.7†	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-174456) of the Company filed on May 24, 2011 by the Company with the SEC).
10.8†	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 000-52176) of the Company filed on November 14, 2011 by the Company with the SEC).
10.9†	Paltalk, Inc. 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 20, 2016 by the Company with the SEC).
10.10†	First Amendment to Paltalk, Inc. 2016 Long Term Incentive Plan, dated as of April 10, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 30, 2017 by the Company with the SEC).
10.11†	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company filed on August 11, 2016 by the Company with the SEC).
10.12†	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company filed on August 11, 2016 by the Company with the SEC).
10.13†	Form of Director and Officer Nonqualified Stock Option Agreement. (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).
10.14†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company filed on August 11, 2016 by the Company with the SEC).
10.15†	Amended and Restated Executive Employment Agreement, dated March 23, 2022, by and between Paltalk, Inc. and Jason Katz (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).
10.16	Registration Rights Agreement, dated October 7, 2016, by and between Paltalk, Inc. and Clifford Lerner (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on October 11, 2016 by the Company with the SEC).
10.17†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on February 15, 2017 by the Company with the SEC).
10.18	First Amendment to Registration Rights Agreement, dated June 15, 2018, by and between the Company and Clifford Lerner (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on June 19, 2018 by the Company with the SEC).
10.19†	Amended and Restated Employment Agreement, dated March 23, 2022, by and between Paltalk, Inc. and Kara Jenny (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of the Company filed on March 23, 2022 by the Company with the SEC).
10.20	Letter Agreement, dated February 24, 2023, by and between Visicom Media Inc., ManyCam ULC and Paltalk, Inc. (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K of the Company filed March 23, 2023 by the Company with the SEC).
19.1*	Paltalk, Inc. Insider Trading Policy.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Marcum LLP.
31.1*	Certification of the Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer and Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Paltalk, Inc. Compensation Recovery Policy.

101.INS   Inline XBRL Instance Document
101.SCH   Inline XBRL Taxonomy Extension Schema Document.
101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

\#   Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Paltalk, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.
†   Management contract or compensatory plan arrangement.
*   Filed herewith.
**   The certification attached as Exhibit 32.1 is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Paltalk, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of the Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2024 **PALTALK, INC.**

By: /s/ Jason Katz
Jason Katz
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Jason Katz Jason Katz	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 15, 2024
/s/ Kara Jenny Kara Jenny	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 15, 2024
/s/ Yoram "Rami" Abada Yoram "Rami" Abada	Director	March 15, 2024
/s/ Geoffrey Cook Geoffrey Cook	Director	March 15, 2024
/s/ Lance Laifer Lance Laifer	Director	March 15, 2024
/s/ John Silberstein John Silberstein	Director	March 15, 2024

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CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Jason Katz
Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board of Directors

Kara Jenny
Chief Financial Officer, Director

Adam Zalko
Senior Vice President

Yoram "Rami" Abada
Director

Geoffrey Cook
Director

Lance Laifer
Director

John Silberstein
Director

CORPORATE HEADQUARTERS

30 Jericho Executive Plaza, Suite 400E
Jericho, New York 11753

STOCK LISTING

Nasdaq Capital Market: PALT

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING DECEMBER 31, 2024

Grassi & Co., CPAs, P.C.
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
48 Wall Street, 23rd Floor
New York, New York 10005
Telephone: 800-937-5449

ANNUAL MEETING OF STOCKHOLDERS

The 2024 Annual Meeting of Stockholders will be held at 9:00 a.m., New York time, on November 13, 2024 only via live webcast over the Internet at *https://web.lumiconnect.com/207490181*.

Stockholders of record on October 18, 2024, are entitled to notice of and to vote at the 2024 Annual Meeting.

COMPANY WEBSITE

www.paltalk.com



www.paltalk.com

Paltalk Inc.
30 Jericho Executive Plaza Suite 400E
Jericho, NY 11753
IR@paltalk.com